Manulife

First Quarter Report to Shareholders

Three months ended
March 31, 2022

Manulife Financial Corporation

Manulife reports 1Q22 net income of $3.0 billion, core earnings of $1.6 billion, APE sales of $1.6 billion, and Global Wealth and Asset Management net inflows of $6.9 billion
Today, Manulife announced its first quarter of 2022 (“1Q22”) results. Key highlights include:
◾	Net income attributed to shareholders of $3.0 billion in 1Q22, up $2.2 billion from the first quarter of 2021 (“1Q21”)
◾	Core earnings[1] of $1.6 billion in 1Q22, down 4% on a constant exchange rate basis from 1Q21[2]
◾	LICAT ratio[3] of 140%
◾	Core ROE[4] of 11.8% and ROE of 23.0% in 1Q22
◾	NBV[5] of $513 million in 1Q22, down 14%[6] from 1Q21
◾	APE sales[5] of $1.6 billion in 1Q22, down 9% from 1Q21
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $6.9 billion in 1Q22, compared with net inflows of $1.4 billion in 1Q21
◾	Global WAM average AUMA[5] increased by 8% in 1Q22 from 1Q21
◾
Closed the U.S. variable annuity reinsurance transaction and released $2.4 billion of capital.[7] We commenced share buybacks under our Normal Course Issuer Bid (“NCIB”), and as of March 31, 2022 purchased for cancellation approximately 14.4 million common shares for $377 million

◾	Embedded value[5] of $64.8 billion or $33.35 per share, as of December 31, 2021, an increase of $3.7 billion from December 31, 2020
“Our diversified footprint, operational resilience, and proven digital capabilities enabled us to deliver solid results in the first quarter, despite a challenging operating environment caused by the resurgence of COVID-19 and global market volatility,” said Manulife President & Chief Executive Officer Roy Gori.
“Global WAM generated another quarter of strong net inflows of $6.9 billion, and our Canada and U.S. insurance businesses achieved double-digit NBV growth, benefiting from ongoing strong customer demand,” Mr. Gori continued. “While the rapid and unprecedented resurgence of COVID-19 disrupted new business activities in multiple markets in Asia, our diversified, digitally-enabled, and well-established distribution channels delivered double digit growth in APE Sales and NBV relative to the average levels during the first wave of the pandemic in the first and second quarters of 2020.”
“Looking to the future, we believe the importance of insurance and wealth management solutions is more visible than ever before and we are encouraged to see signs of stronger customer demand as containment measures relax in some markets. I am confident in our ability to capture this rebound as those markets recover from these temporary disruptions.” Mr. Gori added.

[1]
Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our First Quarter 2022 Management’s Discussion and Analysis (“1Q22 MD&A”) for additional information.

[2]	Percentage growth / declines in core earnings stated on a constant exchange rate basis is a non-GAAP ratio.
[3]
Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[4]	Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP ratio.
[5]
For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows, average assets under management and administration (“average AUMA”) and embedded value, see “Non-GAAP and other financial measures” in our 1Q22 MD&A.

6	In this news release, percentage growth / declines in NBV, APE sales and average AUMA are stated on a constant exchange rate basis.
[7]
Includes a release of $1.6 billion of additional capital, a one-time after-tax gain of $842 million recognized in 1Q22, and a one-time after-tax loss of $40 million recognized in the fourth quarter of 2021 (“4Q21”).

Manulife Financial Corporation - First Quarter 2022

“Our U.S. variable annuity reinsurance transaction with Venerable Holdings Inc. closed during the quarter, resulting in the release of $2.4 billion of capital. We commenced share buybacks and purchased 0.74% of our common shares in the first two months following the transaction, demonstrating our commitment to deliver shareholder value and neutralize the impact of the transaction on Core EPS,” said Phil Witherington, Chief Financial Officer. “We also delivered in-force business growth of 7% after excluding the impact of the transaction1, and achieved net favourable policyholder experience amid continued impacts from COVID-19, reflecting the diverse nature of our business.”
“We are pleased to be providing an update on the expected impacts of IFRS 17 on our financial reporting and targets as we look towards its upcoming adoption. IFRS 17 will impact where, when and how specific items are recognized in the financial statements; however, it will not impact the fundamental economics of our business, our financial strength, claims paying ability, or the dividend capacity of the Company. We are committed to our medium-term financial and operating targets under IFRS 17, and upon transition our core ROE target will be increased to 15%+ and dividend payout ratio2 target range will be increased to 35% – 45% as a result of expected changes in equity and core earnings,” added Mr. Witherington.3
BUSINESS HIGHLIGHTS:
In Asia, we commenced offering insurance solutions to VietinBank’s 14 million customers, as part of our new 16-year exclusive bancassurance partnership in Vietnam. In the U.S., we closed the transaction to reinsure over 75% of the legacy variable annuity block. The transaction resulted in the release of $2.4 billion of capital. In Global WAM, we announced the launch of the Real Asset Investment Strategy in Canada, which provides investors access to a mix of global private and public real asset investments, combining the benefits of broad private asset exposures with the liquidity benefits of allocating to public markets.
In addition, we continued to make progress on our digital journey in 1Q22. In Asia, greater than 10% of APE sales resulted from leads generated using advanced analytics to identify additional needs from existing customers. In Canada, we launched an enhanced Manulife Vitality mobile app experience for our individual insurance business, giving the app a new look and feel with easier navigation to further drive customer engagement. In the U.S., we reduced the time to onboard a producer in our digital brokerage channel from three weeks to just five days, by implementing automated background checks. In our Global WAM Retirement business, we enabled registration directly through the mobile app in Canada, resulting in approximately 50,000 customers using our mobile applications by the end of the quarter.

[1]	Adjusted for $45 million (pre-tax) of lost expected profit on in-force due to the U.S. variable annuity reinsurance transaction. Percentage growth is stated on a constant exchange rate basis.
[2]	Common share core dividend payout ratio (“dividend payout ratio”) is a non-GAAP ratio.
[3]	See “Caution regarding forward-looking statements” below.
Manulife Financial Corporation - First Quarter 2022

FINANCIAL HIGHLIGHTS:
	Quarterly Results
($ millions, unless otherwise stated)	1Q22	1Q21
Profitability:
Net income attributed to shareholders	$2,970	$783
Core earnings	$1,552	$1,629
Diluted earnings per common share ($)	$1.50	$0.38
Diluted core earnings per common share (“Core EPS”) ($)(1)	$0.77	$0.82
Return on common shareholders’ equity (“ROE”)	23.0%	6.4%
Core ROE	11.8%	13.7%
Expense efficiency ratio(1)	50.0%	48.5%
General expenses	$1,898	$2,032
Business Performance:
Asia new business value	$340	$477
Canada new business value	$104	$78
U.S. new business value	$69	$44
Total new business value	$513	$599
Asia APE sales	$1,048	$1,280
Canada APE sales	$363	$355
U.S. APE sales	$199	$150
Total APE sales	$1,610	$1,785
Global WAM net flows ($ billions)	$6.9	$1.4
Global WAM gross flows ($ billions)(2)	$38.5	$39.7
Global WAM assets under management and administration ($ billions)(3)	$808.0	$764.1
Global WAM total invested assets ($ billions)	$3.5	$4.3
Global WAM net segregated funds net assets ($ billions)	$236.6	$234.5
Financial Strength:
MLI’s LICAT ratio	140%	137%
Financial leverage ratio	26.4%	29.5%
Book value per common share ($)	$26.33	$23.40
Book value per common share excluding AOCI ($)	$25.28	$21.84
(1)	This item is a non-GAAP ratio.
(2)	For more information on gross flows, see “Non-GAAP and other financial measures” in our 1Q22 MD&A.
(3)	This item is a non-GAAP financial measure.
Manulife Financial Corporation - First Quarter 2022

PROFITABILITY:
Reported net income attributed to shareholders of $3.0 billion in 1Q22, up $2.2 billion from 1Q21
The increase in net income attributed to shareholders was driven by gains from the direct impact of markets compared with losses in the prior year quarter, a gain related to the U.S. variable annuity reinsurance transaction, and a larger gain from investment-related experience compared with the prior year quarter. Investment-related experience in 1Q22 reflected the favourable impact of fixed income reinvestment activities, higher-than-expected returns (including fair value changes) on alternative long duration assets primarily driven by fair value gains on private equity and real estate as well as favourable credit experience. The gain from the direct impact of markets in 1Q22 reflected the flattening of the yield curve in the U.S. and Canada and widening corporate spreads in the U.S., partially offset by unfavourable equity market performance and losses on the sale of available-for-sale bonds.
Delivered core earnings of $1.6 billion in 1Q22, a decrease of 4% compared with 1Q21
The decrease in core earnings was driven by lower new business gains in Asia, unfavourable impact of markets on seed money investments in new segregated and mutual funds (compared with gains in the prior year quarter) and lower in-force earnings in U.S. Annuities, primarily due to the variable annuity reinsurance transaction. These items were partially offset by experience gains, in-force business growth in Canada and Asia, higher yield on fixed income investments and lower cost of external debt in Corporate and Other, and higher new business gains in Canada and the U.S.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $513 million in 1Q22, a decrease of 14% compared with 1Q21
In Asia, NBV decreased 28% to $340 million, reflecting lower sales volumes in Hong Kong and several markets in Asia Other1 due to the impact of COVID-19, lower corporate-owned life insurance (“COLI”) product sales in Japan, and unfavourable product mix related to lower critical illness sales in mainland China. In Canada, NBV of $104 million was up 33% from 1Q21, driven by higher margins across all business lines. In the U.S., NBV of $69 million was up 57% from 1Q21, driven by higher sales volumes and interest rates, and favourable product mix.
Annualized premium equivalent (“APE”) sales of $1.6 billion in 1Q22, a decrease of 9% compared with 1Q21
In Asia, APE sales decreased 17% due to continued adverse impacts from COVID-19 in Hong Kong and several markets in Asia Other and lower sales in Japan. In Japan, APE sales declined 48%, primarily due to a decrease in COLI product sales. In Hong Kong, APE sales decreased 23% driven by tighter containment measures following an outbreak of COVID-19 during the quarter. Asia Other APE sales decreased 8%, as higher sales in bancassurance in Singapore were more than offset by lower agency sales, which were adversely impacted by a resurgence of COVID-19 in markets such as Vietnam and Indonesia, and lower critical illness sales in mainland China. In Canada, APE sales increased 2%, primarily driven by increased customer demand for our lower risk segregated fund products and higher mid-size group insurance sales, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 32%, driven by our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health, and strong international sales, which are reported as a part of the U.S. segment results.
Reported Global Wealth and Asset Management net inflows of $6.9 billion in 1Q22, compared with 1Q21 net inflows of $1.4 billion
Net inflows in Retail were $4.0 billion in 1Q22 compared with net inflows of $6.5 billion in 1Q21, reflecting lower gross flows, mainly in fixed income products and higher mutual fund redemptions in Canada. This was partially offset by Asia Retail, as higher gross flows in mainland China and Japan were partially offset by Indonesia. U.S. Retail net inflows remained robust and were in line with prior year. Net inflows in Retirement were $2.0 billion in

[1]	Asia Other excludes Hong Kong and Japan.
Manulife Financial Corporation - First Quarter 2022

1Q22 compared with net inflows of $2.1 billion in 1Q21, reflecting higher plan redemptions, partially offset by growth in member contributions and new plan sales, as well as lower member withdrawals. Net inflows in Institutional Asset Management were $0.9 billion in 1Q22 compared with net outflows of $7.2 billion in 1Q21, driven by the non-recurrence of a $9.4 billion redemption in Asia in 1Q21, partially offset by lower sales of fixed income mandates.
UPDATE ON IFRS 17:1
IFRS 17 “Insurance Contracts” will replace IFRS 4 “Insurance Contracts” beginning on January 1, 2023 and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s financial statements. The establishment of a Contractual Service Margin (“CSM”) on our in-force business is expected to lead to an increase in insurance contract liabilities and, together with other measurement impacts on our assets and liabilities, to decrease equity by approximately 20% upon transition. The deferral of new business gains via the CSM and the amortization of CSM on our in-force business into income as services are provided, and to a substantially lesser extent the timing of investments results, are expected to result in a net reduction of 2022 core earnings, on transition, of approximately 10% under IFRS 17 compared with IFRS 4.
The CSM will be treated as available capital under LICAT2, and our capital position will remain strong under IFRS 17. We are also confirming our medium-term financial and operating targets under IFRS 17, and upon transition our core ROE target will be increased to 15%+ (from 13%+ currently) as a result of the expected changes to core earnings and equity, and our dividend payout ratio target range will be increased to 35% – 45% (from 30% – 40% currently) as a result of the expected changes to core earnings. Given that CSM is an objective metric that illustrates the growth and future earnings capability of an insurance business, we will be introducing two new medium-term targets: new business CSM growth of 15% per year and CSM balance growth of 8% – 10% per year.

[1]
See “Caution regarding forward-looking statements” below. The information presented reflects the Company’s current interpretation of IFRS 17 based on its facts and circumstances as of the date hereof. Such interpretation, or the underlying relevant facts and circumstances, may change. The Company’s interpretation may also change pending the final issuance of regulatory and industry guidance relating to IFRS 17.

[2]	As indicated in OSFI’s revised draft Life Insurance Capital Adequacy Test (LICAT) 2023 guideline issued on June 21, 2021.
Manulife Financial Corporation - First Quarter 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of May 11, 2022, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2022 and the MD&A and audited Consolidated Financial Statements contained in our 2021 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2021 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
Contents

A. TOTAL COMPANY PERFORMANCE
1. Profitability
2. Business performance
3. Financial strength
4. Revenue
5. Assets under management and administration
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
8. Business highlights
9. Embedded value
10. Update on transition to IFRS17
B. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk sensitivities and exposure measures
5. Alternative long-duration asset performance risk
6. Credit risk exposure measures
7. Risk factors – strategic risk from changes in tax laws
D. CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
1. Critical actuarial and accounting policies
2. Sensitivity of earnings to asset related assumptions
3. Accounting and reporting changes
E. OTHER
1. Outstanding common shares - selected information
2. Legal and regulatory proceedings
3. Non-GAAP and other financial measures
4. Caution regarding forward-looking statements
5. Quarterly financial information
6. Other

Manulife Financial Corporation - First Quarter 2022

A TOTAL COMPANY PERFORMANCE
A1 Profitability
	Quarterly Results
($ millions, unless otherwise stated)	1Q22	4Q21	1Q21
Net income attributed to shareholders	$2,970	$2,084	$783
Core earnings(1)	$1,552	$1,708	$1,629
Diluted earnings per common share ($)	$1.50	$1.03	$0.38
Diluted core earnings per common share (“Core EPS”) ($)(2)	$0.77	$0.84	$0.82
Return on common shareholders’ equity (“ROE”)	23.0%	15.6%	6.4%
Core ROE(2)	11.8%	12.7%	13.7%
Expense efficiency ratio(2)	50.0%	49.0%	48.5%
General expenses	1,898	2,000	2,032

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(2)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
Quarterly profitability
Manulife’s net income attributed to shareholders was $2,970 million in the first quarter of 2022 (“1Q22”) compared with $783 million in the first quarter of 2021 (“1Q21”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,552 million in 1Q22 compared with $1,629 million in 1Q21, and items excluded from core earnings, which amounted to a net gain of $1,418 million in 1Q22 compared with a net charge of $846 million in 1Q21. The effective tax rate on net income attributed to shareholders in 1Q22 was 21% compared with a tax recovery of 4% in 1Q21, reflecting differences in the jurisdictional mix of pre-tax profits and losses.
Net income attributed to shareholders increased $2,187 million compared with 1Q21, driven by gains from the direct impact of markets compared with losses in 1Q21, a gain related to the U.S. variable annuity reinsurance transaction, and a larger gain from investment-related experience compared with 1Q21. Investment-related experience in 1Q22 reflected the favourable impact of fixed income reinvestment activities, higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) primarily driven by fair value gains on private equity and real estate as well as favourable credit experience. The gain from the direct impact of markets in 1Q22 reflected the flattening of the yield curve in the U.S. and Canada and widening corporate spreads in the U.S., partially offset by unfavourable equity market performance and losses on the sale of available-for-sale (“AFS”) bonds.
Core earnings decreased $77 million or 4% on a constant exchange rate basis1 compared with 1Q21. The decrease in core earnings in 1Q22 compared with 1Q21 was driven by lower new business gains in Asia, unfavourable impact of markets of $63 million in 1Q22 on seed money investments in new segregated and mutual funds (compared with gains of $16 million in the prior year quarter), and lower in-force earnings in U.S. Annuities, including $35 million due to the variable annuity reinsurance transaction. These items were partially offset by experience gains, in-force business growth in Canada and Asia, higher yield on fixed income investments and lower cost of external debt in Corporate and Other, and higher new business gains in Canada and the U.S. In 1Q22, core earnings included a net gain of $36 million ($50 million pre-tax) related to policyholder insurance and annuity experience compared with a net gain of $48 million ($61 million pre-tax) in 1Q21.2 Actions to improve the capital efficiency of our legacy business were driven by the U.S. variable annuity reinsurance transaction, which

[1]
Percentage growth / declines in core earnings, core general expenses, pre-tax core earnings, assets under management and administration, assets under management, core EBITDA, general expenses, Manulife Bank average net lending assets and Global Wealth and Asset Management ("Global WAM") revenue are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

[2]
Policyholder experience includes gains of $14 million post-tax in 1Q22 (1Q21 – gains of $10 million post-tax) from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on core earnings as they were mostly offset by new business strain.

Manulife Financial Corporation - First Quarter 2022

resulted in $35 million lower core earnings in 1Q22 compared with 1Q21. Excluding these actions, in-force business increased 7%1 compared with 1Q21.
Core earnings by segment is presented in the table below.
Core earnings by segment	Quarterly Results
($ millions, unaudited)	1Q22	4Q21	1Q21
Asia	$537	$547	$570
Canada	314	286	264
U.S.	486	467	501
Global Wealth and Asset Management	324	387	312
Corporate and Other (excluding core investment gains)	(209)	(79)	(118)
Core investment gains(1),(2)	100	100	100
Total core earnings	$1,552	$1,708	$1,629
(1)	This item is disclosed under the Office of the Superintendent of Financial Institution’s (“OSFI’s”) Source of Earnings Disclosure (Life Insurance Companies) guideline.
(2)
As outlined in our definition of core earnings in section E3 “Non-GAAP and other financial measures”: Up to $400 million of net favourable investment-related experience will be reported in core earnings in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle.

The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.
	Quarterly Results
($ millions, unaudited)	1Q22	4Q21	1Q21
Core earnings	$1,552	$1,708	$1,629
Items excluded from core earnings:(1)
Investment-related experience outside of core earnings(2)	558	126	77
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(3)	97	398	(835)
Direct impact of equity markets and variable annuity guarantee liabilities	(110)	124	3
Fixed income reinvestment rates assumed in the valuation of policy liabilities	351	454	(832)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(144)	(180)	(6)
Restructuring charge(4)	-	-	(115)
Reinsurance transactions, tax-related items and other(5)	763	(148)	27
Total items excluded from core earnings	1,418	376	(846)
Net income attributed to shareholders	$2,970	$2,084	$783
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
(2)
Total investment-related experience in 1Q22 was a net gain of $658 million, compared with a net gain of $177 million in 1Q21, and in accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings and a $558 million gain in items excluded from core earnings in 1Q22 ($100 million of core investment gains and a gain of $77 million, respectively, in 1Q21). Investment-related experience gains in 1Q22 reflected the favourable impact of fixed income reinvestment activities, higher-than-expected returns (including fair value changes) on ALDA primarily driven by fair value gains on private equity and real estate investments, and favourable credit experience. Investment-related experience gains in 1Q21 reflected higher-than-expected returns (including fair value changes) on ALDA primarily driven by fair value gains on private equity investments partially offset by lower-than-assumed returns on real estate, the favourable impact of fixed income reinvestment activities and favourable credit experience.

(3)
The direct impact of markets was a net gain of $97 million in 1Q22 driven by the flattening of the yield curve in the U.S. and Canada and widening corporate spreads in the U.S. partially offset by unfavourable equity market performance and losses on the sale of AFS bonds. The direct impact of markets was a net charge of $835 million in 1Q21. Approximately one-half of the 1Q21 charge was due to non-parallel yield curve movements, primarily driven by the steepening of the yield curve in the U.S. and Canada and the other half was due to the impact of higher risk-free interest rates and narrowing corporate spreads.

(4)
In 1Q21, we reported a restructuring charge of $150 million pre-tax ($115 million post-tax) related to actions that are expected to result in recurring total annual expense savings of $250 million (pre-tax) by 2023; $100 million (pre-tax) of these expected total annual savings were realized in 2021, and $200 (pre-tax) million of total annual savings are expected in 2022.[2]

(5)
The 1Q22 net gain of $763 million included an $842 million gain resulting from the U.S. variable annuity reinsurance transaction, partially offset by a charge of $71 million related to withholding tax on anticipated remittances resulting from the U.S. variable annuity reinsurance transaction and an integration charge of $8 million in our Vietnam operation. The 1Q21 net gain included a tax gain related to the divestment of our Thailand operation of $19 million and reinsurance transactions in Asia of $8 million.

[1]	Percentage growth is based on the pre-tax impact of these actions, and is stated on a constant exchange rate basis.
[2]	See “Caution regarding forward-looking statements” below.
Manulife Financial Corporation - First Quarter 2022

Net income attributed to shareholders by segment is presented in the following table.
Net income attributed to shareholders by segment	Quarterly Results
($ millions, unaudited)	1Q22	4Q21	1Q21
Asia	$773	$645	$957
Canada	547	616	(19)
U.S.	2,067	494	96
Global Wealth and Asset Management	324	387	312
Corporate and Other	(741)	(58)	(563)
Total net income attributed to shareholders	$2,970	$2,084	$783
The expense efficiency ratio was 50.0% for 1Q22, compared with 48.5% in 1Q21. The 1.5 percentage point increase in the ratio compared with 1Q21 was driven by a 6% decrease in pre-tax core earnings1 and core general expenses1 that were in line with 1Q21. Core general expenses reflected temporary reductions in distribution-related and discretionary expenses due to lower 1Q22 sales, offset by higher 1Q22 workforce costs. We continue to focus on expense discipline to achieve our goal of consistently achieving a ratio of less than 50%.
Total general expenses decreased 6% on a constant exchange rate basis due to the 1Q21 restructuring charge partially offset by a 1Q22 integration charge in our Vietnam operation and expenses associated with the U.S. variable annuity reinsurance transaction. Total general expenses decreased 7% on an actual exchange rate basis reflecting the previously-noted items partially offset by the favourable impact of the strengthening of the Canadian dollar compared with the Japanese Yen.
A2 Business performance
	Quarterly Results
($ millions, unless otherwise stated) (unaudited)	1Q22	4Q21	1Q21
Asia APE sales	$1,048	$890	$1,280
Canada APE sales	$363	$295	$355
U.S. APE sales	$199	$244	$150
Total APE sales(1)	$1,610	$1,429	$1,785
Asia new business value	$340	$391	$477
Canada new business value	$104	$82	$78
U.S. new business value	$69	$82	$44
Total new business value(1)	$513	$555	$599
Global Wealth and Asset Management net flows ($ billions)(1)	$6.9	$8.1	$1.4
Global Wealth and Asset Management gross flows ($ billions)(1)	$38.5	$36.0	$39.7
Global Wealth and Asset Management assets under management and administration ($ billions)(2)	$808.0	$855.9	$764.1
Global Wealth and Asset Management total invested assets ($ billions)	$3.5	$4.5	$4.3
Global Wealth and Asset Management segregated funds net assets ($ billions)	$236.6	$252.6	$234.5
Total assets under management and administration ($billions)(2),(3)	$1,349.2	$1,425.8	$1,294.9
Total invested assets ($ billions)(3)	$409.4	$427.1	$397.9
Total segregated fund net assets ($ billions)(3)	$371.9	$399.8	$371.7

(1)	For more information on this metric, see “Non-GAAP and other financial measures” below.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	See section A5 below for more information.
Annualized premium equivalent (“APE”) sales were $1.6 billion in 1Q22, a decrease of 9%2 compared with 1Q21. In Asia, APE sales decreased 17% compared with 1Q21 due to continued adverse impacts from COVID-19 in Hong Kong and several markets in Asia Other3 and lower sales in Japan. In Japan, APE sales declined 48%, compared with 1Q21 primarily due to a decrease in corporate-owned life insurance (“COLI”) product sales. In Hong Kong, APE sales decreased 23% compared with 1Q21 driven by tighter containment measures following an

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[2]	Percentage growth / declines in APE sales, gross flows, net flows, and NBV are stated on a constant exchange rate basis.
[3]	Asia Other excludes Hong Kong and Japan.
Manulife Financial Corporation - First Quarter 2022

outbreak of COVID-19 during the quarter. Asia Other APE sales decreased 8% compared with 1Q21, as higher sales in bancassurance in Singapore were more than offset by lower agency sales, which were adversely impacted by a resurgence of COVID-19 in markets such as Vietnam and Indonesia, and lower critical illness sales in mainland China. In Canada, APE sales increased 2% compared with 1Q21, primarily driven by increased customer demand for our lower risk segregated fund products and higher mid-size group insurance sales, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 32% compared with 1Q21, driven by our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health, and strong international sales, which are reported as a part of the U.S. segment results.
New business value (“NBV”) was $513 million in 1Q22, a decrease of 14% compared with 1Q21. In Asia, NBV decreased 28% compared with 1Q21 to $340 million, reflecting lower sales volumes in Hong Kong and several markets in Asia Other due to the impact of COVID-19, lower COLI product sales in Japan, and unfavourable product mix related to lower critical illness sales in mainland China. In Canada, NBV of $104 million was up 33% compared with 1Q21, driven by higher margins across all business lines. In the U.S., NBV of $69 million was up 57% compared with 1Q21, driven by higher sales volumes and interest rates, and favourable product mix.
Global Wealth and Asset Management reported net inflows of $6.9 billion in 1Q22 compared with net inflows of $1.4 billion in 1Q21. Net inflows in Retail were $4.0 billion in 1Q22 compared with net inflows of $6.5 billion in 1Q21, reflecting lower gross flows, mainly in fixed income products and higher mutual fund redemptions in Canada. This was partially offset by Asia Retail, as higher gross flows in mainland China and Japan were partially offset by Indonesia. U.S. Retail net inflows remained robust and were in line with 1Q21. Net inflows in Retirement were $2.0 billion in 1Q22 compared with net inflows of $2.1 billion in 1Q21, reflecting higher plan redemptions, partially offset by growth in member contributions and new plan sales, as well as lower member withdrawals. Net inflows in Institutional Asset Management were $0.9 billion in 1Q22 compared with net outflows of $7.2 billion in 1Q21, driven by the non-recurrence of a $9.4 billion redemption in Asia in 1Q21, partially offset by lower sales of fixed income mandates.
A3 Financial strength
	Quarterly Results
(unaudited)	1Q22	4Q21	1Q21
MLI’s LICAT ratio(1)	140%	142%	137%
Financial leverage ratio	26.4%	25.8%	29.5%
Consolidated capital ($ billions)(2)	$63.9	$66.0	$59.5
Book value per common share ($)	$26.33	$26.78	$23.40
Book value per common share excluding AOCI ($)	$25.28	$24.12	$21.84

(1)	This item is disclosed under OSFI’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
(2)	This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2022 was 140% compared with 142% as at December 31, 2021. The two percentage point decrease was driven by an unfavourable capital impact from the large increase in risk-free rates, partly offset by a favorable impact from the U.S. variable annuity reinsurance transaction.
MFC’s LICAT ratio was 128% as at March 31, 2022, compared with 132% as at December 31, 2021. The difference between the MLI and MFC ratios as at March 31, 2022 was largely due to the $5.7 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI. Net capital issuance was largely neutral to MLI as the issuance of senior debt was offset by preferred share redemptions and common share buybacks.

Manulife Financial Corporation - First Quarter 2022

MFC’s financial leverage ratio as at March 31, 2022 was 26.4%, an increase of 0.6 percentage points from 25.8% as at December 31, 2021. The increase in the ratio was driven by the net issuance of securities1, a decrease in the carrying value of AFS debt securities from higher interest rates, the impact of a stronger Canadian dollar and common share buybacks, partially offset by growth in retained earnings.
MFC’s consolidated capital was $63.9 billion as at March 31, 2022, a decrease of $2.1 billion compared with $66.0 billion as at December 31, 2021, driven by a decline in total equity due to a reduction in the carrying value of AFS debt securities from higher interest rates, the impact of a stronger Canadian dollar, the redemption of preferred shares and common share buybacks, partially offset by growth in retained earnings.
Cash and cash equivalents and marketable securities2 was $250.1 billion as at March 31, 2022 compared with $268.4 billion as at December 31, 2021. The reduction was primarily driven by the lower market value of fixed income instruments due to higher interest rates.
Book value per common share as at March 31, 2022 was $26.33, a 2% decrease compared with $26.78 as at December 31, 2021. Book value per common share excluding accumulated other comprehensive income (“AOCI”) was $25.28 as at March 31, 2022, a 5% increase compared with $24.12 as at December 31, 2021. The number of common shares outstanding was 1,929 million as at March 31, 2022 and was 1,943 million as at December 31, 2021.
A4 Revenue
	Quarterly Results
($ millions, unaudited)	1Q22	4Q21	1Q21
Gross premiums	$11,654	$11,505	$10,992
Premiums ceded to reinsurers	(2,152)	(1,445)	(1,384)
Net premium income	9,502	10,060	9,608
Investment income	3,417	4,350	3,214
Other revenue	1,991	2,741	2,637
Revenue before realized and unrealized investment gains and losses	14,910	17,151	15,459
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	(18,540)	4,460	(17,056)
Total revenue	$(3,630)	$21,611	$(1,597)

(1)
See section A6 “Impact of fair value accounting”. Also see section A1 “Profitability” for information on the direct impact of equity markets and interest rates and variable annuity guarantee liabilities.

Total revenue in 1Q22 was a net loss of $3.6 billion compared with a net loss of $1.6 billion in 1Q21. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized investment gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see section A7 “Impact of fair value accounting” below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment gains and losses in section B “Performance by Segment” below.
1Q22 revenue before realized and unrealized investment gains and losses of $14.9 billion decreased $0.5 billion compared with 1Q21, driven primarily by the closing of the U.S. variable annuity reinsurance transaction in 1Q22, which increased ceded premiums and reduced other revenue, partially offset by higher premiums from in-force business growth.
Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a net charge of $18.5 billion in 1Q22 compared with a net charge of $17.1 billion in 1Q21. The charge in 1Q22 and 1Q21 was primarily driven by the impact of interest rate increases.

[1]	Net issuance of securities in 1Q22 consists of the issuance of senior debt of $0.9 billion, and the redemption of preferred shares of $0.7 billion.
[2]
Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

Manulife Financial Corporation - First Quarter 2022

See section A6 “Impact of fair value accounting” below. Also, see section A1 “Profitability” for additional information on the impact on 1Q22 net income attributed to shareholders from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities.
A5 Assets under management and administration (“AUMA”)
AUMA as at March 31, 2022 was $1.3 trillion, a decrease of 4% compared with December 31, 2021, primarily due to the impact of higher interest rates and lower equity markets partially offset by 1Q22 net inflows. Total invested assets and segregated funds net assets decreased 4% and 7%, respectively, on an actual exchange rate basis primarily due to the impact of higher interest rates and lower equity markets.
A6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date and the immediately preceding balance sheet date in accordance with the applicable fair value accounting principles is reported as investment-related experience and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see Section A1 “Profitability” above for discussion of 1Q22 experience).
Net realized and unrealized investment losses on assets supporting insurance and investment contract liabilities and on the macro hedge program were $18.5 billion for 1Q22 (1Q21 – net losses of $17.1 billion). See “Revenue” section above for discussion of results.
As outlined in “Critical Actuarial and Accounting Policies” in the MD&A in our 2021 Annual Report, net insurance contract liabilities under IFRS are determined using Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Non-GAAP and other financial measures” below.
A7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates from 1Q21 to 1Q22, primarily due to a stronger Canadian dollar compared with the Japanese Yen, decreased core earnings by $9 million in 1Q22. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.

Manulife Financial Corporation - First Quarter 2022

A8	Business highlights
In Asia, we commenced offering insurance solutions to VietinBank’s 14 million customers, as part of our new 16-year exclusive bancassurance partnership in Vietnam. In the U.S., we closed the transaction to reinsure over 75% of the legacy variable annuity block. The transaction resulted in the release of $2.4 billion1 of capital. In Global WAM, we announced the launch of the Real Asset Investment Strategy in Canada, which provides investors access to a mix of global private and public real asset investments, combining the benefits of broad private asset exposures with the liquidity benefits of allocating to public markets. We have made tremendous progress increasing our relationship Net Promoter Score (“rNPS”) by 20 points from +1 in 2017 to +21 in 2021. In recent months, our service levels were impacted by temporary workforce capacity constraints and at the end of 1Q22, the rolling four quarter average NPS was tracking below our 2022 target of +31. We remain on track to achieve our 2025 supplemental goal of +37.2
In addition, we continued to make progress on our digital journey in 1Q22. In Asia, greater than 10% of APE sales resulted from leads generated using advanced analytics to identify additional needs from existing customers. In Canada, we launched an enhanced Manulife Vitality mobile app experience for our individual insurance business, giving the app a new look and feel with easier navigation to further drive customer engagement. In the U.S., we reduced the time to onboard a producer in our digital brokerage channel from three weeks to just five days, by implementing automated background checks. In our Global WAM Retirement business, we enabled registration directly through the mobile app in Canada, resulting in approximately 50,000 customers using our mobile applications by the end of the quarter.
A9	Embedded value[3]
Embedded value was $64.8 billion or $33.35 per share, as of December 31, 2021, an increase of $3.7 billion from December 31, 2020. More information about embedded value can be found in our 2021 Embedded Value report, which is available on our website.
A10	Update on transition to IFRS 17[4]
As noted in “Critical Actuarial and Accounting Policies – Future Accounting and Reporting Changes” in the MD&A in our 2021 Annual Report, IFRS 17 “Insurance Contracts” will replace IFRS 4 “Insurance Contracts” and therefore CALM effective for years beginning on January 1, 2023. The new standard will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s financial statements. We will be electing the option to record changes in insurance contract liabilities arising from changes in interest rates through other comprehensive income and will classify debt instruments as fair value through other comprehensive income under IFRS 9 “Financial Instruments”. The impacts of IFRS 17 are expected to include:
•
The establishment of a Contractual Service Margin (“CSM”) on our in-force business which is expected to lead to an increase in insurance contract liabilities. The CSM represents unearned profits that are expected to amortize into income as services are provided. We continue to evaluate the potential impacts of all other changes including available accounting policy choices under IFRS 17 on the measurement of our insurance contract liabilities. While there is a range of outcomes for the CSM and all other changes impacting insurance contract liabilities, a significant portion of the impact to equity is expected to result from establishing a CSM on our in-force business. The overall impact of establishing the CSM, as well as other measurement impacts on our assets and liabilities, is expected to decrease equity upon transition by

[1]
Includes a release of $1.6 billion of additional capital, a one-time after-tax gain of $842 million recognized in 1Q22, and a one-time after-tax loss of $40 million recognized in the fourth quarter of 2021 (“4Q21”).

[2]	See “Caution regarding forward-looking statements” below.
[3]	For more information on this metric, see “Non-GAAP and other financial measures” below.
[4]
See “Caution regarding forward-looking statements” below. The information presented reflects the Company’s current interpretation of IFRS 17 based on its facts and circumstances as of the date hereof. Such interpretation, or the underlying relevant facts and circumstances, may change. The Company’s interpretation may also change pending the final issuance of regulatory and industry guidance relating to IFRS 17.

Manulife Financial Corporation - First Quarter 2022

approximately 20%. The CSM however will be treated as available capital under LICAT[1], and our capital position will remain strong under IFRS 17.
•
The deferral of the recognition of new business gains via the CSM, and to a substantially lesser extent, the timing of investments results, will shift earnings out into future periods and thus on transition, will result in lower net income and core earnings in 2022 under IFRS 17 compared to IFRS 4. This impact will be partially offset by the amortization into income of the CSM that will be established on our in-force business. Overall, considering these items along with the various other impacts, on transition we expect 2022 core earnings to decline by approximately 10% under IFRS 17 compared with IFRS 4. In addition, we expect IFRS17 to improve the stability of both our core earnings and net income attributed to shareholders. Our net income attributed to shareholders will also be impacted by prevailing market conditions, which are difficult to predict.

•
Core earnings will remain a key performance metric and the definition will be adapted to align with IFRS 17. Under the revised definition, core earnings will exclude items such as the direct impact of markets and interest rates, including investment experience from ALDA, realized gains and losses on AFS assets, hedge ineffectiveness, and changes in methods and assumptions recorded directly in profit or loss. We believe that the revised core earnings definition represents our operating performance and the long-term earnings capacity of the business.

•
The treatment of new business gains under IFRS 17 is materially different from IFRS 4. The CSM is an intrinsic part of the value of an insurance business and is a measure of growth and future earnings generation capability. This highlights the importance of the CSM as a GAAP performance measure and as such, on transition, we will be adding two new medium-term targets:

i.)	15% growth per year for new business CSM, and
ii.)	8% to 10% growth per year in the CSM balance.

We are also confirming our medium-term financial and operating targets under IFRS 17, and upon transition, will adjust certain targets as follows:
•	Core ROE will be increased to 15%+ (from 13%+ currently) due to the expected changes to core earnings and equity,
•	Common share core dividend payout ratio[2] will be increased to 35% to 45% (from 30% to 40% currently) due to the expected changes to core earnings, and
•	Leverage ratio definition will be adjusted to include the CSM in the denominator given the CSM represents unearned profit and available capital under LICAT.
We reported $191 million (post-tax) from the impact of new business3, which is included in net income attributed to shareholders in 1Q22 (1Q21 – $280 million). Under IFRS 17, the impact of new business will be recorded in the CSM and amortized into earnings as services are provided, unless the contracts are onerous4 at issue in which case the impact will be recorded directly in earnings. An onerous designation does not necessarily mean that the contract is not profitable over its lifetime.

[1]	As indicated in OSFI’s revised draft Life Insurance Capital Adequacy Test (LICAT) 2023 guideline issued on June 21, 2021.
[2]	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
[3]	The impact of new business represents the financial impact of all new business written in the period, including acquisition expenses.
[4]
Under IFRS 17, an insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract and premiums, acquisition expenses and commissions arising from the contract at the date of initial recognition, in total are a net outflow (i.e. if there is a loss at initial recognition). An onerous designation does not necessarily mean that the contract is not profitable over its lifetime.

Manulife Financial Corporation - First Quarter 2022

B PERFORMANCE BY SEGMENT
B1	Asia
($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars		1Q22		4Q21		1Q21
Net income attributed to shareholders(1)		$773		$645		$957
Core earnings(1)		537		547		570
Annualized premium equivalent sales		1,048		890		1,280
New business value		340		391		477
Revenue		3,012		7,951		5,840
Revenue before realized and unrealized investment gains and losses(2)		7,568		6,874		7,221
Assets under management ($ billions)(3)		144.4		154.7		137.0
Total invested assets ($ billions)		120.5		129.2		113.9
Total segregated fund invested assets ($ billions)		23.9		25.5		23.1
U.S. dollars
Net income attributed to shareholders(1)	US$	610	US$	513	US$	755
Core earnings(1)		424		435		450
Annualized premium equivalent sales		827		708		1,010
New business value		268		311		376
Revenue		2,377		6,313		4,610
Revenue before realized and unrealized investment gains and losses(2)		5,975		5,458		5,701
Assets under management ($ billions)(3)		115.6		122.0		108.9
Total invested assets ($ billions)		96.5		101.9		90.6
Total segregated fund invested assets ($ billions)		19.1		20.1		18.3

(1) (2) (3)
See “Non-GAAP and other financial measures” below for a reconciliation of core earnings to net income (loss) attributed to shareholders.
See section A6 “Impact of fair value accounting”.
This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Asia’s net income attributed to shareholders was $773 million in 1Q22 compared with $957 million in 1Q21. Net income attributed to shareholders is comprised of core earnings, which was $537 million in 1Q22 compared with $570 million in 1Q21, and items excluded from core earnings, which amounted to a net gain of $236 million in 1Q22 compared with a net gain of $387 million in 1Q21. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders, and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars were due to the factors described below and, in addition, the change in core earnings reflected a net $9 million unfavourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$610 million in 1Q22 compared with US$755 million in 1Q21 and core earnings were US$424 million in 1Q22 compared with US$450 million in 1Q21. Items excluded from core earnings were a net gain of US$186 million in 1Q22 compared with a net gain of US$305 million in 1Q21.
Core earnings in 1Q22 decreased 5% compared with 1Q21 driven by lower new business volumes reflecting COVID-19 containment measures in Hong Kong and several markets in Asia Other, lower COLI sales in Japan, and unfavourable product mix in mainland China. They were offset by in-force business growth, experience gains, and higher new business volumes in Singapore. In addition, higher investment income on allocated capital increased core earnings by US$13 million compared with 1Q21 (see Corporate and Other segment).
APE sales in 1Q22 were US$827 million, a decrease of 17% compared with 1Q21. There continued to be adverse impacts from COVID-19 in Hong Kong and several markets in Asia Other, and lower COLI product sales in Japan. NBV in 1Q22 was US$268 million, a 28% decrease compared with 1Q21, reflecting lower sales in Hong Kong, Japan and Asia Other, and unfavourable product mix in Asia Other. New business value margin (“NBV margin”)1 was 38.1% in 1Q22 compared with 42.9% in 1Q21.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.
Manulife Financial Corporation - First Quarter 2022

•
Hong Kong APE sales in 1Q22 were US$168 million, a 23% decrease compared with 1Q21. The decrease in sales was driven by tighter containment measures following an outbreak of COVID-19 during the quarter, and limitations on travel between Hong Kong and mainland China continued to impact cross-border commerce. Hong Kong NBV was US$116 million in 1Q22, a decrease of 20% compared with 1Q21 due to lower sales volumes. Hong Kong NBV margin was 69.1% in 1Q22, an increase of 3.0 percentage points compared with 1Q21.

•
Japan APE sales and NBV in 1Q22 were US$78 million and US$15 million, a decrease of 48% and 52% compared with 1Q21, respectively, as a result of lower COLI product sales. Japan NBV margin was 19.3% in 1Q22, a decrease of 1.8 percentage points compared with 1Q21.

•
Asia Other APE sales in 1Q22 were US$581 million, an 8% decrease compared with 1Q21 driven by lower agency sales, which were adversely affected by a resurgence of COVID-19 in markets such as Vietnam and Indonesia, and lower critical illness sales in mainland China. These items were partially offset by higher sales in bancassurance in Singapore. Asia Other NBV in 1Q22 of US$137 million decreased 31% compared with 1Q21, primarily due to lower sales volumes and unfavourable product mix. Asia Other NBV margin was 29.9% in 1Q22, a decrease of 10.0 percentage points compared with 1Q21.

Assets under management were US$115.6 billion as at March 31, 2022, a decrease of US$6.4 billion or 4% compared with December 31, 2021, driven by lower total invested assets and segregated funds net assets. The decrease was driven by the impact of market movements resulting from higher interest rates, partially offset by net customer inflows of US$3.4 billion.
Revenue was US$2.4 billion in 1Q22 compared with US$4.6 billion in 1Q21. The reduction in revenue reflects higher realized and unrealized investment losses in 1Q22 driven by the impact of higher interest rates on total invested assets. Revenue before realized and unrealized investment gains and losses was US$6.0 billion in 1Q22, an increase of US$0.3 billion compared with 1Q21, driven by recurring premium growth from in-force business.
Business highlights – In 1Q22, we:
•	commenced offering insurance solutions to Vietinbank’s 14 million customers, as a part of our new 16-year exclusive bancassurance partnership in Vietnam,
•	reported greater than 10% of APE sales from leads generated using advanced analytics to identify additional needs from existing customers, and
•	continued to deliver scale efficiencies and a modern technology architecture to support our digital ambitions; 68% of our applications are now hosted on the cloud, up 10% compared with 1Q21.
B2	Canada
	Quarterly Results
($ millions, unless otherwise stated)	1Q22	4Q21	1Q21
Net income (loss) attributed to shareholders(1)	$547	$616	$(19)
Core earnings(1)	314	286	264
Annualized premium equivalent sales	363	295	355
Manulife Bank average net lending assets ($ billions)(2)	23.7	23.3	22.8
Revenue	(2,283)	6,100	(2,577)
Revenue before realized and unrealized investment income gains and losses	3,933	4,075	3,550
Assets under management ($ billions)	152.4	162.0	152.4
Total invested assets ($ billions)	112.7	119.9	114.5
Segregated funds net assets ($ billions)	39.7	42.1	37.9

(1)	See “Non-GAAP and other financial measures” below for a reconciliation of core earnings to net income (loss) attributed to shareholders.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
Canada’s 1Q22 net income attributed to shareholders was $547 million compared with a net loss attributed to shareholders of $19 million in 1Q21. Net income attributed to shareholders is comprised of core earnings, which were $314 million in 1Q22 compared with $264 million in 1Q21, and items excluded from core earnings, which amounted to a net gain of $233 million in 1Q22 compared with a net charge of $283 million in 1Q21. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of core earnings to net income (loss)
Manulife Financial Corporation - First Quarter 2022

attributed to shareholders, and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings increased $50 million or 19% compared with 1Q21, primarily reflecting higher in-force earnings, experience gains, which included more favourable policyholder experience, and new business gains in our individual insurance business. These items were partially offset by lower Manulife Bank earnings.
APE sales of $363 million in 1Q22 increased by $8 million or 2% compared with 1Q21, primarily driven by increased customer demand for our lower risk segregated fund products and higher group insurance mid-size business sales, partially offset by variability in the large-case group insurance market.
•	Individual insurance APE sales in 1Q22 of $95 million increased $5 million or 6% compared with 1Q21, primarily due to higher par and travel sales.
•
Group insurance APE sales in 1Q22 of $157 million decreased $9 million or 5% compared with 1Q21, primarily due to variability in the large-case group insurance market, partially offset by higher mid-size business sales.

•	Annuities APE sales in 1Q22 of $111 million increased $12 million or 12% compared with 1Q21, due to increased customer demand for our lower risk segregated funds.
Manulife Bank average net lending assets for the quarter were $23.7 billion as at March 31, 2022, up $0.4 billion or 2% compared with the quarter ended December 31, 2021.
Assets under management were $152.4 billion as at March 31, 2022, a decrease of $9.6 billion or 6% compared with December 31, 2021, due to lower total invested assets and segregated funds net assets, primarily reflecting the impact of higher interest rates.
Revenue in 1Q22 was a net loss of $2.3 billion compared with a net loss of $2.6 billion in 1Q21. The 1Q22 and 1Q21 net loss were primarily due to realized and unrealized investment losses driven by the impact of higher interest rates on total invested assets. Revenue before realized and unrealized investment gains and losses was $3.9 billion in 1Q22, an increase of $0.4 billion compared with 1Q21, due to growth in premiums and higher investment income.
Business highlights – In 1Q22, we:
•
were named one of Canada’s Best Employers in 2022 by Forbes and received three recognitions from Mediacorp Canada Inc. as one of Canada’s Top 100 Employers, one of Canada’s Top Employers for Young People, and one of Canada’s Best Diversity Employers, and

•	launched an enhanced Manulife Vitality mobile app experience for our individual insurance business, giving the app a new look and feel with easier navigation to further drive customer engagement.

Manulife Financial Corporation - First Quarter 2022

B3	U.S.
($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars		1Q22		4Q21		1Q21
Net income attributed to shareholders(1)		$2,067		$494		$96
Core earnings(1)		486		467		501
Annualized premium equivalent sales		199		244		150
Revenue		(5,344)		5,716		(5,992)
Revenue before realized and unrealized investment income gains and losses		2,373		4,343		3,533
Assets under management ($ billions)		222.8		244.5		228.2
Total invested assets ($ billions)		151.0		164.9		151.9
Segregated funds net assets ($ billions)		71.8		79.6		76.3
U.S. dollars
Net income attributed to shareholders(1)	US$	1,633	US$	392	US$	76
Core earnings(1)		384		370		396
Annualized premium equivalent sales		157		193		119
Revenue		(4,220)		4,537		(4,733)
Revenue before realized and unrealized investment income gains and losses		1,875		3,447		2,791
Assets under management ($ billions)		178.3		192.8		181.5
Total invested assets ($ billions)		120.8		130.0		120.8
Segregated funds net assets ($ billions)		57.5		62.8		60.7

(1)	See “Non-GAAP and other financial measures” below for a reconciliation of core earnings to net income (loss) attributed to shareholders.
U.S. 1Q22 net income attributed to shareholders was $2,067 million compared with $96 million in 1Q21. Net income attributed to shareholders is comprised of core earnings, which amounted to $486 million in 1Q22 compared with $501 million in 1Q21, and items excluded from core earnings, which amounted to a net gain of $1,581 million in 1Q22 compared with a net charge of $405 million in 1Q21. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders, and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars were due to the factors described below. The impact on core earnings from the change in foreign currency rate of the U.S. dollar compared with the Canadian dollar was immaterial.
Expressed in U.S. dollars, the functional currency of the segment, 1Q22 net income attributed to shareholders was US$1,633 million compared with US$76 million in 1Q21, core earnings were US$384 million in 1Q22 compared with US$396 million in 1Q21, and items excluded from core earnings were a net gain of US$1,249 million in 1Q22 compared with a net charge of US$320 million in 1Q21. The increase in items excluded from core earnings included a gain of US$665 million related to the variable annuity reinsurance transaction which closed on February 1, 2022.
Core earnings decreased US$12 million or 3% compared with 1Q21, with lower core earnings in Annuities partially offset by an increase in Insurance. In Annuities, the decline in core earnings was driven by reduced in-force earnings of US$28 million due to the reinsurance of a significant portion of the variable annuity block, the non-recurrence of prior year gains from the Annuity Guaranteed Minimum Withdrawal Benefit offer program, and less favourable policyholder experience. The growth in core earnings in Insurance was driven by experience gains and increased new business gains from higher sales volumes. Insurance policyholder experience was comparable with 1Q21. Long-term care policyholder experience was less favourable than prior year, while the unfavourable experience in life insurance improved compared with the prior year. In addition, higher investment income on allocated capital increased core earnings by US$6 million compared with 1Q21 (see Corporate and Other segment).
APE sales in 1Q22 of US$157 million increased 32% compared with 1Q21 across almost all product lines. The increase was due to our differentiated domestic product offerings which include the John Hancock Vitality feature, and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer
Manulife Financial Corporation - First Quarter 2022

interest in improving baseline health, as well as strong international sales. APE sales of products with the John Hancock Vitality PLUS feature in 1Q22 increased 72% compared with 1Q21.
Assets under management as at March 31, 2022 were US$178 billion, a decrease of 8% compared with December 31, 2021. The decrease in total invested assets and segregated funds net assets was primarily due to the impact from markets, reflecting the increase in rates and a decline in equity markets, and the continued run-off of the annuity business, including impacts on total invested assets from the above noted reinsurance of a block of our variable annuity business in 1Q22.
Revenue in 1Q22 was a net loss of US$4.2 billion compared with a net loss of US$4.7 billion in 1Q21. The 1Q22 and 1Q21 net loss were primarily due to realized and unrealized investment losses driven by the impact of higher interest rates on total invested assets, as well as the impact of the variable annuity reinsurance transaction in 1Q22. Revenue before net realized and unrealized investment gains and losses was US$1.9 billion in 1Q22 compared with US$2.8 billion in 1Q21. The US$0.9 billion decrease was driven by the impact of the above-noted variable annuity reinsurance transaction in 1Q22.
Business highlights – In 1Q22, we:
•
closed the transaction to reinsure over 75% of the legacy variable annuity block on February 1, 2022, as noted above. This transaction resulted in the release of US$1.9 billion of capital, which included a cumulative one-time after-tax gain of US$633 million[1],

•
enabled third-party ownership submission of life insurance applications via JH eApp. This advancement allows even very large cases, which are typically trust-owned, to take advantage of our digital experience, and

•	reduced the time to onboard a producer in our digital brokerage channel from three weeks to just five days, by implementing automated background checks.
B4	Global Wealth and Asset Management
	Quarterly Results
($ millions, unless otherwise stated)	1Q22	4Q21	1Q21
Net income attributed to shareholders(1)	$324	$387	$312
Core earnings(1)	324	387	312
Core EBITDA(2)	490	543	469
Core EBITDA margin (%)(3)	30.9%	31.4%	30.7%
Sales
Wealth and asset management gross flows	38,469	36,004	39,709
Wealth and asset management net flows	6,891	8,084	1,357
Revenue	1,586	1,727	1,527
Assets under management and administration ($ billions)	808.0	855.9	764.1
Total invested assets ($ billions)	3.5	4.5	4.3
Segregated funds net assets ($ billions)	236.6	252.6	234.5
Average assets under management and administration ($ billions)(4)	820.4	835.5	765.0

(1)	See “Non-GAAP and other financial measures” below for a reconciliation of core earnings to net income (loss) attributed to shareholders.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3) (4)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information. For more information on this metric, see "Non-GAAP and other financial measures" below.
Global Wealth and Asset Management’s net income attributed to shareholders was $324 million in 1Q22 compared with $312 million in 1Q21. Net income attributed to shareholders is comprised of core earnings, which were $324 million in 1Q22 compared with $312 million in 1Q21 and items excluded from core earnings, which were nil in both 1Q22 and 1Q21. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders.
Core earnings in 1Q22 increased 4% compared with 1Q21 reflecting growth in net fee income driven by higher average AUMA, from the favourable impact of markets over the past 12 months and net inflows. This increase was

[1]	The cumulative one-time after-tax gain of this transaction was US$633 million, consisting of a gain of US$665 million in 1Q22, net of a US$32 million loss recognized in 4Q21.
Manulife Financial Corporation - First Quarter 2022

partially offset by higher general expenses, mainly from growth in business volumes and other variable expenses, and to a lesser extent, lower fee spread. Net income attributed to shareholders increased $12 million in 1Q22 compared with 1Q21 driven by the same factors noted above for core earnings.

Core EBITDA was $490 million in 1Q22, an increase of 6% compared with 1Q21, driven by similar factors as mentioned above. Core EBITDA margin was 30.9% in 1Q22, an increase of 20 basis points compared with 1Q21 driven by growth in net fee income as mentioned above. See section E3 “Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin. Income before income taxes for Global WAM was $386 million in 1Q22, an increase of $20 million compared with 1Q21, driven by similar factors as noted above for core EBITDA.

Wealth and asset management gross flows were $38.5 billion in 1Q22, a decline of 3% compared with 1Q21. By business line, the results were:
•	Retirement gross flows in 1Q22 were $15.0 billion, an increase of 6% compared with 1Q21, driven by growth in member contributions and new plan sales.
•
Retail gross flows in 1Q22 were $20.4 billion, a decrease of 3% compared with 1Q21, driven by lower gross flows mainly in fixed income products in Canada and lower gross flows in Indonesia, partially offset by higher gross flows in mainland China and Japan. In the U.S, gross flows were in line with the prior year.

•	Institutional Asset Management gross flows in 1Q22 were $3.1 billion, a decrease of 30% compared with 1Q21, driven by lower sales of fixed income mandates.

Wealth and asset management net inflows were $6.9 billion in 1Q22, compared with net inflows of $1.4 billion in 1Q21. By business line, the results were:
•
Net inflows in Retirement were $2.0 billion in 1Q22 compared with net inflows of $2.1 billion in 1Q21, reflecting higher plan redemptions, partially offset by growth in member contributions and new plan sales, as well as lower member withdrawals.

•
Net inflows in Retail were $4.0 billion in 1Q22 compared with net inflows of $6.5 billion in 1Q21 reflecting lower gross flows as noted above, as well as higher mutual fund redemptions in Canada. U.S. Retail net inflows remained robust and were in line with 1Q21.

•
Net inflows in Institutional Asset Management were $0.9 billion in 1Q22 compared with net outflows of $7.2 billion in 1Q21, driven by the non-recurrence of a $9.4 billion redemption in Asia in 1Q21, partially offset by lower sales of fixed income mandates.

Assets under management and administration of $808.0 billion as at March 31, 2022 decreased 4% compared with December 31, 2021. The decrease was driven by lower equity market returns and the impact of higher interest rates in the quarter, partially offset by year-to-date net inflows of $6.9 billion. As at March 31, 2022, Global WAM also managed $231.4 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM1 was $1,039.3 billion compared with $1,102.7 billion as at December 31, 2021.

Segregated funds net assets were $236.6 billion for March 31, 2022, 6% lower compared with December 31, 2021 on an actual exchange rate basis, driven by the unfavorable impact of markets. Total invested assets in our general fund form a small portion of Global WAM AUMA.

Revenue in 1Q22 was $1.6 billion, an increase of 4% compared with 1Q21, driven by growth in fee income from higher average AUMA, partially offset by lower fee spreads.
Business highlights – In 1Q22, we:
•
announced the launch of the Real Asset Investment Strategy in Canada which provides investors access to a mix of global private and public real asset investments, combining the benefits of broad private asset exposures with the liquidity benefits of allocating to public markets, and

•	In Retirement, we enabled registration directly through the mobile app in Canada, resulting in approximately 50,000 customers using our mobile application by the end of the quarter.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
Manulife Financial Corporation - First Quarter 2022

B5	Corporate and Other
	Quarterly Results
($ millions, unless otherwise stated)	1Q22	4Q21	1Q21
Net income (loss) attributed to shareholders(1)	$(741)	$(58)	$(563)
Core loss excluding core investment gains(1)	$(209)	$(79)	$(118)
Core investment gains	100	100	100
Total core gain (loss)	$(109)	$21	$(18)
Revenue	$(601)	$117	$(395)

(1)	See “Non-GAAP and other financial measures” below for a reconciliation of core earnings to net income (loss) attributed to shareholders.
Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see section E3 “Non-GAAP and other financial measures” below). In each of the operating segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $741 million in 1Q22 compared with a net loss attributed to shareholders of $563 million in 1Q21. The core loss was $109 million in 1Q22 compared with a core loss of $18 million in 1Q21 and the items excluded from core earnings amounted to a net charge of $632 million in 1Q22 compared with a net charge of $545 million in 1Q21. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of core earnings to net income (loss) attributed to shareholders, and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $91 million increase in core loss was primarily related to the unfavourable impact of markets of $63 million on seed money investments in new segregated funds and mutual funds in 1Q22 compared with a $16 million gain in the prior year and lower gains on sales of AFS equities, and $27 million of higher interest on allocated capital to operating segments in 1Q22. These losses were partially offset by higher yields on fixed income investments and lower interest on external debt.
The 1Q22 items excluded from core loss was a charge of $632 million, driven by losses on sales of AFS bonds and other direct impacts of markets, the reclassification of $100 million of the total Company’s favourable investment-related experience to core earnings and withholding remittance taxes related to the reinsurance of a significant portion of our U.S. variable annuity block.
Revenue in 1Q22 was a loss of $601 million compared with a loss of $395 million in 1Q21. The $206 million increase in the loss was primarily driven by higher realized losses on the sale of AFS bonds in 1Q22, losses from seed money investments in 1Q22 compared to the gains in prior year and lower gains from AFS equities and higher interest on allocated capital. These amounts were partially offset by lower losses on derivative positions in 1Q22 compared to the prior year and higher yields on fixed income investments.
C RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2021 Annual Report (“2021 MD&A”). Text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2022

C1	Variable annuity and segregated fund guarantees
As described in the MD&A in our 2021 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2022 to 2042.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance
	March 31, 2022			December 31, 2021
As at ($ millions)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$4,263	$3,194	$1,111	$4,419	$3,603	$918
Guaranteed minimum withdrawal benefit	37,936	38,021	3,166	39,098	41,809	2,233
Guaranteed minimum accumulation benefit	20,231	20,426	70	19,820	20,226	12
Gross living benefits(4)	62,430	61,641	4,347	63,337	65,638	3,163
Gross death benefits(5)	10,752	19,561	1,052	11,105	22,920	618
Total gross of reinsurance	73,182	81,202	5,399	74,442	88,558	3,781
Living benefits reinsured	24,694	24,926	2,671	3,788	3,102	771
Death benefits reinsured	3,758	2,846	498	639	547	253
Total reinsured(6)	28,452	27,772	3,169	4,427	3,649	1,024
Total, net of reinsurance	$44,730	$53,430	$2,230	$70,015	$84,909	$2,757

(1)	Guaranteed Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the US reflect the time value of money of these claims.
(2)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.

(3)
The amount at risk net of reinsurance at March 31, 2022 was $2,230 million (December 31, 2021 – $2,757 million) of which: US$488 million (December 31, 2021 – US$1,336 million) was on our U.S. business, $1,351 million (December 31, 2021 – $886 million) was on our Canadian business, US$97 million (December 31, 2021 – US$53 million) was on our Japan business and US$118 million (December 31, 2021 – US$87 million) was related to Asia (other than Japan) and our run-off reinsurance business.

(4)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(6)	Reinsured amounts at March 31, 2022 reflect the U.S. variable annuity reinsurance transaction effected on February 1, 2022.

Manulife Financial Corporation - First Quarter 2022

C2	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.
C3	Publicly traded equity performance risk
As outlined in our 2021 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance liabilities (see pages 58 and 59 of our 2021 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of earnings to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into
Manulife Financial Corporation - First Quarter 2022

account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)
As at March 31, 2022
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(1,060)	$(620)	$(280)	$230	$390	$510
General fund equity investments(5)	(1,380)	(870)	(390)	380	760	1,130
Total underlying sensitivity before hedging(6)	(2,440)	(1,490)	(670)	610	1,150	1,640
Impact of macro and dynamic hedge assets(7)	920	550	240	(220)	(390)	(520)
Net potential impact on net income attributed to shareholders after impact of hedging(6)	$(1,520)	$(940)	$(430)	$390	$760	$1,120
As at December 31, 2021
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(2,560)	$(1,480)	$(630)	$440	$750	$960
General fund equity investments(5)	(1,430)	(890)	(440)	450	880	1,320
Total underlying sensitivity before hedging(6)	(3,990)	(2,370)	(1,070)	890	1,630	2,280
Impact of macro and dynamic hedge assets(7)	2,060	1,190	500	(470)	(820)	(1,110)
Net potential impact on net income attributed to shareholders after impact of hedging(6)	$(1,930)	$(1,180)	$(570)	$420	$810	$1,170

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, excluding impacts from asset-based fees earned on assets under management and policyholder account value.

(3)
Please refer to section D2 “Sensitivity of earnings to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5) (6) (7)
This impact for general fund equity investments includes general fund investments supporting our policy liabilities, investment in seed money investments (in segregated and mutual funds made by Corporate and Other segment) and the impact on policy liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
The sensitivity on net income attributed to shareholders from changes in public equity returns, before and after the impact of hedging, decreased significantly as at March 31, 2022 compared with December 31, 2021 primarily due to the U.S. variable annuity reinsurance transaction effected on February 1, 2022.
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Changes in equity markets impact our available and required components of the LICAT ratio. The potential impact to MLI’s LICAT ratio resulting from a positive or negative change of 10%, 20% and 30% in public equity market values is less than 1 percentage point.1,2,3
C4	Interest rate and spread risk sensitivities and exposure measures
As at March 31, 2022, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point parallel increase in interest rates to be a benefit of $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative (currently zero floor applies to all countries we operate in except Japan), relative to the rates assumed in the valuation of

[1]
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

[2]
The potential impact assumes that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

[3]
The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

Manulife Financial Corporation - First Quarter 2022

policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate (“URR”) assumptions or calibration criteria for stochastic risk-free rates. At December 31, 2021, we estimated the sensitivity of our net income attributed to shareholders to a 10 basis point reduction in the ultimate reinvestment rate (“URR”) in all geographies, and a corresponding change to stochastic risk-free modeling, to be a charge of $350 million (post-tax); and note that the impact of changes to the URR are not linear. The long-term URR for risk-free rates in Canada is prescribed at 2.9% and we use the same assumption for the U.S. Our assumption for Japan is 1.5%.
The potential impact on net income attributable to shareholders does not take into account other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact on net income attributed to shareholders also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.

The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 95 of our 2021 Annual Report). More information on ALDA assets can be found under the section C5 “Alternative long-duration asset performance risk”.
Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT ratios and vice-versa.

Manulife Financial Corporation - First Quarter 2022

The following table shows the potential impact on net income attributed to shareholders as well as the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.
Potential impact on net income attributed to shareholders and MLI’s LICAT ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)
	March 31, 2022		December 31, 2021
As at	-50bp	+50bp	-50bp		+50bp
Net income attributed to shareholders ($ millions)	$(200)	$100	$(200)	$	nil
Changes in other comprehensive income from fair value changes in AFS fixed income assets held in the Corporate and Other segment ($ millions)	1,700	(1,500)	2,100		(1,900)
MLI's LICAT ratio (change in percentage points)(5)	3	(3)	5		(4)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	LICAT impacts include realized and unrealized fair value changes in AFS fixed income assets. LICAT impacts do not reflect the impact of the scenario switch discussed below.
The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.
Potential impact on net income attributed to shareholders and MLI’s LICAT ratio arising from changes to corporate spreads and swap spreads relative to spreads assumed in the valuation of policy liabilities(1),(2),(3)

Corporate spreads(4),(5)	March 31, 2022		December 31, 2021
As at	-50bp	+50bp	-50bp	+50bp
Net income attributed to shareholders ($ millions)(6)	$(200)	$200	$(600)	$500
MLI’s LICAT ratio (change in percentage points)(7)	(3)	3	(3)	4

Swap spreads	March 31, 2022				December 31, 2021
As at		-20bp		+20bp		-20bp		+20bp
Net income attributed to shareholders ($ millions)	$	nil	$	nil	$	nil	$	nil
MLI’s LICAT ratio (change in percentage points)(7)		nil		nil		nil		nil

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)
The sensitivity on net income attributed to shareholders due to changes in corporate spreads decreased significantly as at March 31, 2022 compared with December 31, 2021, as the rise in risk-free interest rates and net asset acquisitions reduced projected reinvestments in the actuarial valuation models.

(7)
LICAT impacts include realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

LICAT Scenario Switch
Typically, a reduction in interest rates improves LICAT ratios and vice-versa. However, when interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI guidelines for LICAT.
Manulife Financial Corporation - First Quarter 2022

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s balance sheet.
We estimate the incremental impact of a potential switch in the scenarios would be approximately a one-time six percentage point decrease in MLI’s LICAT ratio. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the OSFI Advisory effective January 1, 2021.
The potential negative impact of a switch in scenarios is not reflected in the stated risk-free rate and corporate spread sensitivities, as it is a one-time impact. After this one-time event, further decreases in risk-free interest rates would continue to improve the LICAT capital position, similar to the sensitivity above.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent increases in interest rates and/or corporate spreads.
C5	Alternative long-duration asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of earnings to asset related assumptions”, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to oil and gas.
Potential impact on net income attributed to shareholders and MLI LICAT ratio arising from changes in ALDA returns relative to returns assumed in the valuation of policy liabilities (1),(2),(3),(4),(5),(6)

As at	March 31, 2022		December 31, 2021
($ millions)	-10%	+10%	-10%	+10%
Net income attributed to shareholders
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,400)	$1,400
Private equities and other ALDA	(1,700)	1,600	(1,900)	1,800
Total	$(3,000)	$2,800	$(3,300)	$3,200
MLI’s LICAT ratio (change in percentage points)	(3)	3	(4)	3

(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section D2 “Sensitivity of earnings to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.

[1]	LICAT geographic locations include North America, the United Kingdom, Europe, Japan, and Other Region.
Manulife Financial Corporation - First Quarter 2022

C6	Credit risk exposure measures
Allowances for losses on loans are established taking into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. Additionally, we make general provisions for credit losses from future asset impairments in the determination of policy liabilities. The amount of the provision for credit losses included in policy liabilities is established through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. To the extent that an asset is written off, or disposed of, any allowance and general provisions for credit losses are released.
Our general provision for credit losses included in policyholder liabilities as at March 31, 2022 was $3,646 million compared with $4,109 million as at December 31, 2021. This provision represents 1.4% of our fixed income assets1 supporting policy liabilities reported on our Consolidated Statements of Financial Position as at March 31, 2022.
The impact of a 50% increase in fixed income credit default rates over the next year in excess of the rates assumed in policy liabilities would reduce net income attributed to shareholders by $70 million, as at March 31, 2022 and December 31, 2021.
Credit downgrades of fixed income investments would adversely impact our regulatory capital, as required capital levels for these investments are based on the credit quality of each instrument. In addition, credit downgrades could also lead to a higher general provision for credit losses than had been assumed in policy liabilities, resulting in an increase in policy liabilities and a reduction in net income attributed to shareholders. The estimated impact of a one-notch2 ratings downgrade across 25% of fixed income assets would result in an increase to policy liabilities and a decrease to our net income attributed to shareholders of $250 million post-tax. This ratings downgrade would result in a one percentage point reduction to our LICAT ratio.
Approximately 11% of the impact from the one-notch ratings downgrade on our policy liabilities and net income attributed to shareholders noted above relates to fixed income assets rated below investment grade. Approximately 1% of our fixed income assets as of March 31, 2022 is rated below investment grade.
The table below shows net impaired assets and allowances for loan losses.
Net impaired assets and loan losses

As at ($ millions, unless otherwise stated)	March 31, 2022	December 31, 2021
Net impaired fixed income assets	$267	$228
Net impaired fixed income assets as a % of total invested assets	0.065%	0.053%
Allowance for loan losses	$43	$44
C7	Risk factors – strategic risk from changes in tax laws
As noted in “Risk Management and Risk Factors – Strategic Risk Factors” in the MD&A in our 2021 Annual Report, we outlined risk factors that could impact on our financial plans and ability to implement our business strategy. The macro-economic environment can be significantly impacted by the actions of both the government sector, including central banks, and the private sector. Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our policy liabilities. This could have a material adverse effect on our business, results of operations and financial condition.3
•
In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development (“OECD”) / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to

[1]	Includes debt securities, private placements and mortgages.
[2]	A one-notch downgrade is equivalent to a ratings downgrade from A to A- or BBB- to BB+.
[3]	See “Caution regarding forward-looking statements” below.
Manulife Financial Corporation - First Quarter 2022

allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. These rules are targeted to be effective in 2023, pending release of implementation guidelines, enactment of domestic tax laws and amendment of bilateral tax treaties beforehand. On April 7, 2022, the Canadian government reaffirmed its commitment to the two-pillar solution in its 2022 Budget statement. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry. If enacted, we expect an increase in the effective tax rate, pending further details on timing and specific implementation in both Canada and other affected countries.

•	Canada’s 2022 Budget statement also provided clarity on how the one-time Canada Recovery Dividend and permanent corporate tax rate increase for certain financial institutions would be applied. Both tax measures are expected to apply to Canada’s insurance and banking operations. The Canada Recovery Dividend is a one-time 15% tax applicable to 2021 taxable income in excess of $1 billion and is not expected to be a material cost to the Company. Upon substantive enactment in 2022, the 1.5% corporate tax rate increase on Canadian taxable income over $100 million is estimated to have an immediate favourable impact on the value of our existing deferred tax asset, offset over time by a slight increase to our effective tax rate as future Canadian insurance and banking earnings are taxed at the new higher federal corporate tax rate of 16.5%.
•
The Canada 2022 Budget statement additionally provided more guidance on the transition to IFRS 17 for Canadian tax purposes. The five-year transition period for both insurance reserves and revaluations of investments under IFRS 9 should generally smooth the current tax impact of the change in accounting standard but is not expected to have a material effect on the Company’s annual cash tax payable.

D CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1	Critical actuarial and accounting policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2021. The critical actuarial and accounting policies and estimation processes relate to the determination of insurance and investment contract liabilities, assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets starting on page 87 of our 2021 Annual Report.
D2	Sensitivity of earnings to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to changes in certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on net income attributed to shareholders of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Manulife Financial Corporation - First Quarter 2022

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

	Increase (decrease) in after-tax net income attributed to shareholders
As at	March 31, 2022		December 31, 2021
($ millions)	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$400	$(400)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	3,500	(4,100)	3,900	(4,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(100)	100	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at March 31, 2022, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.0% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
ALDA include commercial real estate, timber, farmland, infrastructure and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. As of March 31, 2022, over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.5%, with an average of 9.2% based on the current asset mix backing our guaranteed insurance and annuity business. As of March 31, 2022, our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.0% based on the asset mix backing our guaranteed insurance and annuity business.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As of March 31, 2022, the resulting volatility assumptions are 16.5% per annum in Canada and 17.1% per annum in the U.S. for large-cap public equities, and 19.1% per annum in Japan. For European equity funds, the volatility varies between 16.3% and 17.7%.

D3	Accounting and reporting changes
For accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2022.
E OTHER
E1	Outstanding common shares - selected information
As at April 30, 2022, MFC had 1,924,476,680 common shares outstanding.
E2	Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 12 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2022.
E3	Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core general expenses; Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; Global WAM revenue; net income attributed to shareholders; and common shareholders’ net income.
Non-GAAP ratios include core ROE; diluted core earnings per common share (“core EPS”); common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the
Manulife Financial Corporation - First Quarter 2022

percentage growth/decline on a CER basis in any of the above non-GAAP financial measures; Global WAM revenue; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value; new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”), Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level. We also base our mid and long-term strategic priorities on core earnings.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See below for reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
The items included in core earnings and items excluded from core earnings are determined in accordance with the methodology under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline and are listed below.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
Manulife Financial Corporation - First Quarter 2022

6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•
Our average net annualized investment-related experience, including core investment gains, calculated from the introduction of core earnings in 2012 to the end of 2021 was $546 million (2012 to the end of 2020 was $380 million).

•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

Core investment gains are reported in the Corporate and Other segment, with an offsetting adjustment to investment-related experience gains and losses in items excluded from core earnings.
7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Manulife Financial Corporation - First Quarter 2022

Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the “Critical actuarial and accounting policies” section of our 2021 MD&A, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Net income (loss) attributed to participating policyholders and non-controlling interests.
11.	Impact of enacted or substantially enacted income tax rate changes.
Manulife Financial Corporation - First Quarter 2022

Reconciliation of core earnings to net income attributed to shareholders
			1Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$681	$880	$2,577	$386	$(813)	$3,711
Income tax (expense) recovery
Core earnings	(74)	(110)	(105)	(61)	26	(324)
Items excluded from core earnings	(11)	(115)	(405)	-	46	(485)
Income tax (expense) recovery	(85)	(225)	(510)	(61)	72	(809)
Net income (post-tax)	596	655	2,067	325	(741)	2,902
Less: Net income (post-tax) attributed to
Non-controlling interests	20	-	-	1	-	21
Participating policyholders	(197)	108	-	-	-	(89)
Net income (loss) attributed to shareholders (post-tax)	773	547	2,067	324	(741)	2,970
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	64	53	527	-	(86)	558
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	180	180	212	-	(475)	97
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(8)	-	842	-	(71)	763
Core earnings (post-tax)	$537	$314	$486	$324	$(109)	$1,552
Income tax on core earnings (see above)	74	110	105	61	(26)	324
Core earnings (pre-tax)	$611	$424	$591	$385	$(135)	$1,876

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis and U.S. dollars
			1Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$537	$314	$486	$324	$(109)	$1,552
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$537	$314	$486	$324	$(109)	$1,552
Income tax on core earnings, CER basis(2)	74	110	105	61	(26)	324
Core earnings, CER basis (pre-tax)	$611	$424	$591	$385	$(135)	$1,876
Core earnings (U.S. dollars) - Asia and U.S. segments
Core earnings (post-tax)(3), US $	$424		$384
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$424		$384

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q22.
Manulife Financial Corporation - First Quarter 2022

Reconciliation of core earnings to net income attributed to shareholders
			4Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$684	$806	$614	$438	$(61)	$2,481
Income tax (expense) recovery
Core earnings	(68)	(101)	(117)	(52)	(8)	(346)
Items excluded from core earnings	(13)	(77)	(4)	-	10	(84)
Income tax (expense) recovery	(81)	(178)	(121)	(52)	2	(430)
Net income (post-tax)	603	628	493	386	(59)	2,051
Less: Net income (post-tax) attributed to
Non-controlling interests	34	-	-	(1)	(1)	32
Participating policyholders	(76)	12	(1)	-	-	(65)
Net income (loss) attributed to shareholders (post-tax)	645	616	494	387	(58)	2,084
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	58	90	58	-	(80)	126
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	32	240	125	-	1	398
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	8	-	(156)	-	-	(148)
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
Income tax on core earnings (see above)	68	101	117	52	8	346
Core earnings (pre-tax)	$615	$387	$584	$439	$29	$2,054

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis and U.S. dollars
			4Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
CER adjustment(1)	2	-	2	2	-	6
Core earnings, CER basis (post-tax)	$549	$286	$469	$389	$21	$1,714
Income tax on core earnings, CER basis(2)	68	101	118	51	8	346
Core earnings, CER basis (pre-tax)	$617	$387	$587	$440	$29	$2,060
Core earnings (U.S. dollars) - Asia and U.S. segments
Core earnings (post-tax)(3), US $	$435		$370
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$433		$370

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q21.
Manulife Financial Corporation - First Quarter 2022

Reconciliation of core earnings to net income attributed to shareholders
			3Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$650	$(101)	$800	$418	$(287)	$1,480
Income tax (expense) recovery
Core earnings	(52)	(109)	(79)	(66)	12	(294)
Items excluded from core earnings	(31)	153	(16)	(1)	23	128
Income tax (expense) recovery	(83)	44	(95)	(67)	35	(166)
Net income (post-tax)	567	(57)	705	351	(252)	1,314
Less: Net income (post-tax) attributed to
Non-controlling interests	48	-	-	-	-	48
Participating policyholders	(303)	(31)	8	-	-	(326)
Net income (loss) attributed to shareholders (post-tax)	822	(26)	697	351	(252)	1,592
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	62	97	617	-	(76)	700
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(129)	(369)	(96)	-	(3)	(597)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	13	-	-	-	-	13
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
Income tax on core earnings (see above)	52	109	79	66	(12)	294
Core earnings (pre-tax)	$585	$420	$569	$417	$(180)	$1,811

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis and U.S. dollars
			3Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
CER adjustment(1)	(2)	-	2	1	(1)	-
Core earnings, CER basis (post-tax)	$531	$311	$492	$352	$(169)	$1,517
Income tax on core earnings, CER basis(2)	52	109	80	66	(12)	295
Core earnings, CER basis (pre-tax)	$583	$420	$572	$418	$(181)	$1,812
Core earnings (U.S. dollars) - Asia and U.S. segments
Core earnings (post-tax)(3), US $	$424		$389
CER adjustment US $(1)	(5)		-
Core earnings, CER basis (post-tax), US $	$419		$389

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q21.
Manulife Financial Corporation - First Quarter 2022

Reconciliation of core earnings to net income attributed to shareholders
			2Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$736	$1,031	$986	$419	$120	$3,292
Income tax (expense) recovery
Core earnings	(78)	(112)	(106)	(64)	6	(354)
Items excluded from core earnings	(22)	(107)	(83)	1	(45)	(256)
Income tax (expense) recovery	(100)	(219)	(189)	(63)	(39)	(610)
Net income (post-tax)	636	812	797	356	81	2,682
Less: Net income (post-tax) attributed to
Non-controlling interests	84	-	-	-	-	84
Participating policyholders	(81)	29	4	-	-	(48)
Net income (loss) attributed to shareholders (post-tax)	633	783	793	356	81	2,646
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	121	207	506	-	(95)	739
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(22)	258	(191)	-	172	217
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	8	-	-	-	-	8
Core earnings (post-tax)	$526	$318	$478	$356	$4	$1,682
Income tax on core earnings (see above)	78	112	106	64	(6)	354
Core earnings (pre-tax)	$604	$430	$584	$420	$(2)	$2,036

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis and U.S. dollars
			2Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$526	$318	$478	$356	$4	$1,682
CER adjustment(1)	12	-	15	7	1	35
Core earnings, CER basis (post-tax)	$538	$318	$493	$363	$5	$1,717
Income tax on core earnings, CER basis(2)	80	112	108	65	(5)	360
Core earnings, CER basis (pre-tax)	$618	$430	$601	$428	$-	$2,077
Core earnings (U.S. dollars) - Asia and U.S. segments
Core earnings (post-tax)(3), US $	$427		$389
CER adjustment US $(1)	(3)		-
Core earnings, CER basis (post-tax), US $	$424		$389

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q21.
Manulife Financial Corporation - First Quarter 2022

Reconciliation of core earnings to net income attributed to shareholders
			1Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,118	$55	$84	$366	$(751)	$872
Income tax (expense) recovery
Core earnings	(124)	(91)	(116)	(52)	17	(366)
Items excluded from core earnings	(54)	108	135	(1)	171	359
Income tax (expense) recovery	(178)	17	19	(53)	188	(7)
Net income (post-tax)	940	72	103	313	(563)	865
Less: Net income (post-tax) attributed to
Non-controlling interests	90	-	-	1	-	91
Participating policyholders	(107)	91	7	-	-	(9)
Net income (loss) attributed to shareholders (post-tax)	957	(19)	96	312	(563)	783
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	72	(65)	160	-	(90)	77
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	288	(218)	(565)	-	(340)	(835)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	27	-	-	-	-	27
Core earnings (post-tax)	$570	$264	$501	$312	$(18)	$1,629
Income tax on core earnings (see above)	124	91	116	52	(17)	366
Core earnings (pre-tax)	$694	$355	$617	$364	$(35)	$1,995

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis and U.S. dollars
			1Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$570	$264	$501	$312	$(18)	$1,629
CER adjustment(1)	(7)	-	-	-	-	(7)
Core earnings, CER basis (post-tax)	$563	$264	$501	$312	$(18)	$1,622
Income tax on core earnings, CER basis(2)	123	91	116	52	(17)	365
Core earnings, CER basis (pre-tax)	$686	$355	$617	$364	$(35)	$1,987
Core earnings (U.S. dollars) - Asia and U.S. segments
Core earnings (post-tax)(3), US $	$450		$396
CER adjustment US $(1)	(6)		-
Core earnings, CER basis (post-tax), US $	$444		$396

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q21.
Manulife Financial Corporation - First Quarter 2022

Reconciliation of core earnings to net income attributed to shareholders
	2021
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,188	$1,791	$2,484	$1,641	$(979)	$8,125
Income tax (expense) recovery
Core earnings	(322)	(413)	(418)	(234)	27	(1,360)
Items excluded from core earnings	(120)	77	32	(1)	159	147
Income tax (expense) recovery	(442)	(336)	(386)	(235)	186	(1,213)
Net income (post-tax)	2,746	1,455	2,098	1,406	(793)	6,912
Less: Net income (post-tax) attributed to
Non-controlling interests	256	-	-	-	(1)	255
Participating policyholders	(567)	101	18	-	-	(448)
Net income (loss) attributed to shareholders (post-tax)	3,057	1,354	2,080	1,406	(792)	7,105
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	313	329	1,341	-	(341)	1,642
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	169	(89)	(727)	-	(170)	(817)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	56	-	(156)	-	-	(100)
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
Income tax on core earnings (see above)	322	413	418	234	(27)	1,360
Core earnings (pre-tax)	$2,498	$1,592	$2,354	$1,640	$(188)	$7,896
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis and U.S. dollars
	2021
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
CER adjustment(1)	5	-	19	10	-	34
Core earnings, CER basis (post-tax)	$2,181	$1,179	$1,955	$1,416	$(161)	$6,570
Income tax on core earnings, CER basis(2)	324	413	423	234	(27)	1,367
Core earnings, CER basis (pre-tax)	$2,505	$1,592	$2,378	$1,650	$(188)	$7,937
Core earnings (U.S. dollars) - Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,736		$1,544
CER adjustment US $(1)	(16)		-
Core earnings, CER basis (post-tax), US $	$1,720		$1,544

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rates for the 4 respective quarters that make up 2021 core earnings.
Manulife Financial Corporation - First Quarter 2022

Segment core earnings by business line or geographic source
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia
	Quarterly Results					Full Year Results
(US $ millions)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Hong Kong	$219	$270	$248	$214	$217	$949
Japan	77	77	86	78	82	323
Asia Other(1)	156	132	125	169	193	619
Mainland China						96
Singapore						162
Vietnam						290
Other Emerging Markets(2)						71
Regional Office	(28)	(44)	(35)	(34)	(42)	(155)
Total Asia core earnings	$424	$435	$424	$427	$450	$1,736

(1)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(2)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.
	Quarterly Results					Full Year Results
(US $ millions), CER basis(1)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Hong Kong	$219	$270	$248	$214	$217	$949
Japan	77	76	80	74	75	305
Asia Other(2)	156	131	126	169	195	621
Mainland China						97
Singapore						162
Vietnam						294
Other Emerging Markets(3)						68
Regional Office	(28)	(44)	(35)	(33)	(43)	(155)
Total Asia core earnings, CER basis	$424	$433	$419	$424	$444	$1,720

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
(2)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(3)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.
Canada
	Quarterly Results					Full Year Results
(Canadian $ millions)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Insurance	$206	$184	$211	$210	$165	$770
Annuities	70	62	56	64	52	234
Manulife Bank	38	40	44	44	47	175
Total Canada core earnings	$314	$286	$311	$318	$264	$1,179

U.S.
	Quarterly Results					Full Year Results
(US $ millions)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
U.S. Insurance	$328	$274	$279	$298	$277	$1,128
U.S. Annuities	56	96	110	91	119	416
Total U.S. core earnings	$384	$370	$389	$389	$396	$1,544

Manulife Financial Corporation - First Quarter 2022

Global WAM by business line
	Quarterly Results					Full Year Results
(Canadian $ millions)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Retirement	$177	$218	$206	$206	$189	$819
Retail	141	160	136	137	118	551
Institutional asset management	6	9	9	13	5	36
Total Global WAM core earnings	$324	$387	$351	$356	$312	$1,406

	Quarterly Results					Full Year Results
(Canadian $ millions), CER basis(1)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Retirement	$177	$219	$207	$211	$189	$826
Retail	141	160	136	139	118	553
Institutional asset management	6	10	9	13	5	37
Total Global WAM core earnings, CER basis	$324	$389	$352	$363	$312	$1,416

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22
Global WAM by geographic source
	Quarterly Results					Full Year Results
(Canadian $ millions)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Asia	$86	$88	$103	$103	$103	$397
Canada	108	119	106	108	96	429
U.S.	130	180	142	145	113	580
Total Global WAM core earnings	$324	$387	$351	$356	$312	$1,406

	Quarterly Results					Full Year Results
(Canadian $ millions), CER basis(1)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Asia	$86	$90	$103	$106	$102	$401
Canada	108	119	106	108	96	429
U.S.	130	180	143	149	114	586
Total Global WAM core earnings, CER basis	$324	$389	$352	$363	$312	$1,416

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
Corporate and Other
	Quarterly Results					Full Year Results
(Canadian $ millions)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Corporate and Other excluding core investment gains	$(209)	$(79)	$(268)	$(96)	$(118)	$(561)
Core investment gains	100	100	100	100	100	400
Total Corporate and Other core earnings	$(109)	$21	$(168)	$4	$(18)	$(161)
Manulife Financial Corporation - First Quarter 2022

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends.
	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core earnings	$1,552	$1,708	$1,517	$1,682	$1,629	$6,536
Less: Preferred share dividends	(52)	(71)	(37)	(64)	(43)	(215)
Core earnings available to common shareholders	1,500	1,637	1,480	1,618	1,586	6,321
CER adjustment(1)	-	6	-	35	(7)	34
Core earnings available to common shareholders, CER basis	$1,500	$1,643	$1,480	$1,653	$1,579	$6,355

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.
	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core earnings available to common shareholders	$1,500	$1,637	$1,480	$1,618	$1,586	$6,321
Annualized core earnings available to common shareholders	$6,085	$6,483	$5,874	$6,485	$6,435	$6,321
Average common shareholders’ equity (see below)	$51,407	$51,049	$49,075	$46,757	$46,974	$48,463
Core ROE (annualized) (%)	11.8%	12.7%	12.0%	13.9%	13.7%	13.0%
Average common shareholders’ equity
Total shareholders' and other equity	$56,457	$58,408	$55,457	$53,466	$51,238	$58,408
Less: Preferred shares and other equity	(5,670)	(6,381)	(5,387)	(5,387)	(5,804)	(6,381)
Common shareholders' equity	$50,787	$52,027	$50,070	$48,079	$45,434	$52,027
Average common shareholders’ equity	$51,407	$51,049	$49,075	$46,757	$46,974	$48,463

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core EPS
Core earnings available to common shareholders	$1,500	$1,637	$1,480	$1,618	$1,586	$6,321
Diluted weighted average common shares outstanding (millions)	1,942	1,946	1,946	1,946	1,945	1,946
Core earnings per share	$0.77	$0.84	$0.76	$0.83	$0.82	$3.25
Core EPS, CER basis
Core earnings available to common shareholders, CER basis	$1,500	$1,643	$1,480	$1,653	$1,579	$6,355
Diluted weighted average common shares outstanding (millions)	1,942	1,946	1,946	1,946	1,945	1,946
Core earnings per share, CER basis	$0.77	$0.84	$0.76	$0.85	$0.81	$3.27

Manulife Financial Corporation - First Quarter 2022

Core earnings related to strategic priorities
The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.
Highest potential businesses
For the three months ended March 31,
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	2022	2021
Core earnings highest potential businesses(1)	$978	$972
Core earnings - All other businesses excl. core investment gains	474	557
Core investment gains	100	100
Core earnings	1,552	1,629
Items excluded from core earnings	1,418	(846)
Net income (loss) attributed to shareholders	$2,970	$783
Highest Potential Businesses core earnings contribution	63%	60%

(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2021.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout the rest of this section.

Manulife Financial Corporation - First Quarter 2022

Net income financial measures on a CER basis
	Quarterly Results					Full Year Results
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Net income (loss) attributed to shareholders:
Asia	$773	$645	$822	$633	$957	$3,057
Canada	547	616	(26)	783	(19)	1,354
U.S.	2,067	494	697	793	96	2,080
Global WAM	324	387	351	356	312	1,406
Corporate and Other	(741)	(58)	(252)	81	(563)	(792)
Total net income (loss) attributed to shareholders	2,970	2,084	1,592	2,646	783	7,105
Preferred share dividends and other equity distributions	(52)	(71)	(37)	(64)	(43)	(215)
Common shareholders net income (loss)	$2,918	$2,013	$1,555	$2,582	$740	$6,890
CER adjustment(1)
Asia	$-	$8	$6	$12	$32	$58
Canada	-	-	-	-	-	-
U.S.	-	3	5	26	4	38
Global WAM	-	2	2	6	(1)	9
Corporate and Other	-	-	1	5	3	9
Total net income (loss) attributed to shareholders	-	13	14	49	38	114
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders net income (loss)	$-	$13	$14	$49	$38	$114
Net income (loss) attributed to shareholders, CER basis
Asia	$773	$653	$828	$645	$989	$3,115
Canada	547	616	(26)	783	(19)	1,354
U.S.	2,067	497	702	819	100	2,118
Global WAM	324	389	353	362	311	1,415
Corporate and Other	(741)	(58)	(251)	86	(560)	(783)
Total net income (loss) attributed to shareholders, CER basis	2,970	2,097	1,606	2,695	821	7,219
Preferred share dividends and other equity distributions, CER basis	(52)	(71)	(37)	(64)	(43)	(215)
Common shareholders net income (loss), CER basis	$2,918	$2,026	$1,569	$2,631	$778	$7,004
Asia net income attributed to Shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$610	$513	$654	$515	$755	$2,437
CER adjustment, US $(1)	-	3	(2)	(5)	24	20
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$610	$516	$652	$510	$779	$2,457
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$2,970	$2,084	$1,592	$2,646	$783	$7,105
Tax on net income attributed to shareholders	778	440	171	605	(31)	1,185
Net income (loss) attributed to shareholders (pre-tax)	3,748	2,524	1,763	3,251	752	8,290
CER adjustment(1)	-	6	9	54	(41)	28
Net income (loss) attributed to shareholders (pre-tax), CER basis	$3,748	$2,530	$1,772	$3,305	$711	$8,318

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Manulife Financial Corporation - First Quarter 2022

Basic EPS and diluted EPS, CER basis
	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Common shareholders net income, CER basis(1)	$2,918	$2,026	$1,569	$2,631	$778	$7,004
Weighted average common shares outstanding (millions)	1,938	1,943	1,942	1,942	1,941	1,942
Basic EPS, CER basis	$1.51	$1.04	$0.81	$1.35	$0.40	$3.61
Common shareholders net income, CER basis(1)	$2,918	$2,026	$1,569	$2,631	$778	$7,004
Diluted weighted average common shares outstanding (millions)	1,942	1,946	1,946	1,946	1,945	1,946
Diluted EPS, CER basis	$1.50	$1.04	$0.81	$1.35	$0.40	$3.60

(1)	Common shareholders net income adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.
General expenses, CER basis
	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unlessotherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
General expenses	$1,898	$2,000	$1,904	$1,892	$2,032	$7,828
CER adjustment(1)	-	4	1	31	(16)	20
General expenses, CER basis	$1,898	$2,004	$1,905	$1,923	$2,016	$7,848

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
Global WAM revenue, CER basis
	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Total revenue	$(3,630)	$21,611	$15,983	$25,824	$(1,597)	$61,821
Less: Revenue for segments other than Global WAM	(5,216)	19,884	14,303	24,217	(3,124)	55,280
Global WAM revenue	1,586	1,727	1,680	1,607	1,527	6,541
CER adjustment(1)	-	5	6	31	(4)	38
Global WAM revenue, CER basis	$1,586	$1,732	$1,686	$1,638	$1,523	$6,579

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.
	Quarterly Results					Full Year Results
	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Per share dividend	$0.33	$0.33	$0.28	$0.28	$0.28	$1.17
Core EPS	$0.77	$0.84	$0.76	$0.83	$0.82	$3.25
Common share core dividend payout ratio	43%	39%	37%	34%	34%	36%

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of general account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.
Manulife Financial Corporation - First Quarter 2022

AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
			CAD $				US $(4)
	March 31, 2022						March 31, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total Invested Assets
Manulife Bank net lending assets	$-	$24,004	$-	$-	$-	$24,004	$-	$-
Derivative reclassification(1)	-	-	-	-	(270)	(270)	-	-
Invested assets excluding above items	120,529	88,736	150,989	3,468	21,945	385,667	96,463	120,830
Total	120,529	112,740	150,989	3,468	21,675	409,401	96,463	120,830
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	4,338	-	4,338	-	-
Segregated funds net assets - Other(2)	23,868	39,649	71,823	232,276	(26)	367,590	19,108	57,476
Total	23,868	39,649	71,823	236,614	(26)	371,928	19,108	57,476
AUM per financial statements	144,397	152,389	222,812	240,082	21,649	781,329	115,571	178,306
Mutual funds	-	-	-	274,665	-	274,665	-	-
Institutional asset management(3)	-	-	-	101,105	-	101,105	-	-
Other funds	-	-	-	13,269	-	13,269	-	-
Total AUM	144,397	152,389	222,812	629,121	21,649	1,170,368	115,571	178,306
Assets under administration	-	-	-	178,843	-	178,843	-	-
Total AUMA	$144,397	$152,389	$222,812	$807,964	$21,649	$1,349,211	$115,571	$178,306
Total AUMA, US $(4)						$1,079,714
Total AUMA	$144,397	$152,389	$222,812	$807,964	$21,649	$1,349,211
CER adjustment(5)	-	-	-	-	-	-
Total AUMA, CER basis	$144,397	$152,389	$222,812	$807,964	$21,649	$1,349,211
Global WAM Managed AUMA
Global WAM AUMA				$807,964
AUM managed by Global WAM for Manulife's other segments				231,373
Total				$1,039,337

(1)	Corporate and Other consolidation adjustment related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(2)	Corporate and Other segregated funds net asset represents elimination of amounts held by the Company.
(3)	Institutional asset management excludes Institutional segregated funds net assets.
(4)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(5)	The impact of updating foreign exchange rates to that which was used in 1Q22.

Manulife Financial Corporation - First Quarter 2022

			CAD $				US $(4)
	December 31, 2021						December 31, 2021
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total Invested Assets
Manulife Bank net lending assets	$-	$23,447	$-	$-	$-	$23,447	$-	$-
Derivative reclassification(1)	-	-	-	-	(7,475)	(7,475)	-	-
Invested assets excluding above items	129,207	96,425	164,830	4,458	16,206	411,126	101,893	130,013
Total	129,207	119,872	164,830	4,458	8,731	427,098	101,893	130,013
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	4,470	-	4,470	-	-
Segregated funds net assets - Other(2)	25,505	42,124	79,620	248,097	(28)	395,318	20,112	62,801
Total	25,505	42,124	79,620	252,567	(28)	399,788	20,112	62,801
AUM per financial statements	154,712	161,996	244,450	257,025	8,703	826,886	122,005	192,814
Mutual funds	-	-	-	290,863	-	290,863	-	-
Institutional asset management(3)	-	-	-	106,407	-	106,407	-	-
Other funds	-	-	-	14,001	-	14,001	-	-
Total AUM	154,712	161,996	244,450	668,296	8,703	1,238,157	122,005	192,814
Assets under administration	-	-	-	187,631	-	187,631	-	-
Total AUMA	$154,712	$161,996	$244,450	$855,927	$8,703	$1,425,788	$122,005	$192,814
Total AUMA, US $(4)						$1,124,616
Total AUMA	$154,712	$161,996	$244,450	$855,927	$8,703	$1,425,788
CER adjustment(5)	(3,867)	-	(3,500)	(9,998)	-	(17,365)
Total AUMA, CER basis	$150,845	$161,996	$240,950	$845,929	$8,703	$1,408,423
Global WAM Managed AUMA
Global WAM AUMA				$855,927
AUM managed by Global WAM for Manulife's other segments				246,773
Total				$1,102,700
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2022 above.

Manulife Financial Corporation - First Quarter 2022

			CAD $				US $(4)
	September 30, 2021						September 30, 2021
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total Invested Assets
Manulife Bank net lending assets	$-	$23,139	$-	$-	$-	$23,139	$-	$-
Derivative reclassification(1)	-	-	-	-	(6,226)	(6,226)	-	-
Invested assets excluding above items	124,880	94,510	162,720	4,333	15,731	402,174	98,022	127,714
Total	124,880	117,649	162,720	4,333	9,505	419,087	98,022	127,714
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	4,400	-	4,400	-	-
Segregated funds net assets - Other(2)	24,892	40,178	78,223	240,151	(45)	383,399	19,540	61,395
Total	24,892	40,178	78,223	244,551	(45)	387,799	19,540	61,395
AUM per financial statements	149,772	157,827	240,943	248,884	9,460	806,886	117,562	189,109
Mutual funds	-	-	-	277,421	-	277,421	-	-
Institutional asset management(3)	-	-	-	103,732	-	103,732	-	-
Other funds	-	-	-	12,562	-	12,562	-	-
Total AUM	149,772	157,827	240,943	642,599	9,460	1,200,601	117,562	189,109
Assets under administration	-	-	-	181,013	-	181,013	-	-
Total AUMA	$149,772	$157,827	$240,943	$823,612	$9,460	$1,381,614	$117,562	$189,109
Total AUMA, US $(4)						$1,084,384
Total AUMA	$149,772	$157,827	$240,943	$823,612	$9,460	$1,381,614
CER adjustment(5)	(4,933)	-	(4,620)	(12,761)	-	(22,314)
Total AUMA, CER basis	$144,839	$157,827	$236,323	$810,851	$9,460	$1,359,300
Global WAM Managed AUMA
Global WAM AUMA				$823,612
AUM managed by Global WAM for Manulife's other segments				240,798
Total				$1,064,410

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2022 above.

Manulife Financial Corporation - First Quarter 2022

			CAD $				US $(4)
	June 30, 2021						June 30, 2021
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total Invested Assets
Manulife Bank net lending assets	$-	$22,884	$-	$-	$-	$22,884	$-	$-
Derivative reclassification(1)	-	-	-	-	(6,907)	(6,907)	-	-
Invested assets excluding above items	117,808	94,950	156,171	4,211	16,092	389,232	95,089	126,005
Total	117,808	117,834	156,171	4,211	9,185	405,209	95,089	126,005
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	4,229	-	4,229	-	-
Segregated funds net assets - Other(2)	24,117	39,666	77,488	238,389	(44)	379,616	19,466	62,521
Total	24,117	39,666	77,488	242,618	(44)	383,845	19,466	62,521
AUM per financial statements	141,925	157,500	233,659	246,829	9,141	789,054	114,555	188,526
Mutual funds	-	-	-	265,110	-	265,110	-	-
Institutional asset management(3)	-	-	-	99,983	-	99,983	-	-
Other funds	-	-	-	12,232	-	12,232	-	-
Total AUM	141,925	157,500	233,659	624,154	9,141	1,166,379	114,555	188,526
Assets under administration	-	-	-	174,376	-	174,376	-	-
Total AUMA	$141,925	$157,500	$233,659	$798,530	$9,141	$1,340,755	$114,555	$188,526
Total AUMA, US $(4)						$1,081,777
Total AUMA	$141,925	$157,500	$233,659	$798,530	$9,141	$1,340,755
CER adjustment(5)	(1,619)	-	1,921	3,168	-	3,470
Total AUMA, CER basis	$140,306	$157,500	$235,580	$801,698	$9,141	$1,344,225
Global WAM Managed AUMA
Global WAM AUMA				$798,530
AUM managed by Global WAM for Manulife's other segments				235,234
Total				$1,033,764

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2022 above.

Manulife Financial Corporation - First Quarter 2022

			CAD $				US $(4)
	March 31, 2021						March 31, 2021
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total Invested Assets
Manulife Bank net lending assets	$-	$22,770	$-	$-	$-	$22,770	$-	$-
Derivative reclassification(1)	-	-	-	-	(3,685)	(3,685)	-	-
Invested assets excluding above items	113,925	91,680	151,892	4,325	17,041	378,863	90,610	120,789
Total	113,925	114,450	151,892	4,325	13,356	397,948	90,610	120,789
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	4,157	-	4,157	-	-
Segregated funds net assets - Other(2)	23,046	37,937	76,280	230,305	(43)	367,525	18,325	60,661
Total	23,046	37,937	76,280	234,462	(43)	371,682	18,325	60,661
AUM per financial statements	136,971	152,387	228,172	238,787	13,313	769,630	108,935	181,450
Mutual funds	-	-	-	249,137	-	249,137	-	-
Institutional asset management(3)	-	-	-	96,989	-	96,989	-	-
Other funds	-	-	-	11,611	-	11,611	-	-
Total AUM	136,971	152,387	228,172	596,524	13,313	1,127,367	108,935	181,450
Assets under administration	-	-	-	167,558	-	167,558	-	-
Total AUMA	$136,971	$152,387	$228,172	$764,082	$13,313	$1,294,925	$108,935	$181,450
Total AUMA, US $(4)						$1,029,761
Total AUMA	$136,971	$152,387	$228,172	$764,082	$13,313	$1,294,925
CER adjustment(5)	(3,699)	-	(1,438)	(4,685)	-	(9,822)
Total AUMA, CER basis	$133,272	$152,387	$226,734	$759,397	$13,313	$1,285,103
Global WAM Managed AUMA
Global WAM AUMA				$764,082
AUM managed by Global WAM for Manulife's other segments				229,265
Total				$993,347

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2022 above.

Manulife Financial Corporation - First Quarter 2022

Global WAM AUMA and managed AUMA by business line and geographic source
As at
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021
Global WAM AUMA by business line
Retirement	$412,689	$440,831	$426,742	$418,907	$403,576
Retail	289,008	303,232	287,717	274,661	258,560
Institutional asset management	106,267	111,864	109,153	104,962	101,946
Total	$807,964	$855,927	$823,612	$798,530	$764,082
Global WAM AUMA by business line, CER basis(1)
Retirement	$412,689	$435,769	$420,177	$421,356	$401,509
Retail	289,008	300,044	283,818	275,906	257,378
Institutional asset management	106,267	110,116	106,856	104,436	100,510
Total	$807,964	$845,929	$810,851	$801,698	$759,397
Global WAM AUMA by geographic source
Asia	$98,608	$104,584	$100,899	$95,510	$91,551
Canada	227,252	238,798	228,347	224,693	212,441
U.S.	482,104	512,545	494,366	478,327	460,090
Total	$807,964	$855,927	$823,612	$798,530	$764,082
Global WAM AUMA by geographic source, CER basis(1)
Asia	$98,608	$101,950	$97,647	$94,970	$89,764
Canada	227,252	238,798	228,347	224,693	212,441
U.S.	482,104	505,181	484,857	482,035	457,192
Total	$807,964	$845,929	$810,851	$801,698	$759,397
Global WAM Managed AUMA by business line
Retirement	$412,689	$440,831	$426,742	$418,907	$403,576
Retail	370,999	391,911	373,685	359,520	340,330
Institutional asset management	255,649	269,958	263,983	255,337	249,441
Total	$1,039,337	$1,102,700	$1,064,410	$1,033,764	$993,347
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$412,689	$435,769	$420,177	$421,356	$401,509
Retail	370,999	387,923	368,745	361,219	338,815
Institutional asset management	255,649	266,253	259,121	255,860	247,213
Total	$1,039,337	$1,089,945	$1,048,043	$1,038,435	$987,537
Global WAM Managed AUMA by geographic source
Asia	$195,346	$207,827	$200,976	$191,704	$186,657
Canada	279,700	293,902	281,523	278,309	262,960
U.S.	564,291	600,971	581,911	563,751	543,730
Total	$1,039,337	$1,102,700	$1,064,410	$1,033,764	$993,347
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$195,346	$203,707	$195,802	$191,965	$184,271
Canada	279,700	293,902	281,523	287,309	262,960
U.S.	564,291	592,336	570,718	559,161	540,306
Total	$1,039,337	$1,089,945	$1,048,043	$1,038,435	$987,537

(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 1Q22.
Manulife Financial Corporation - First Quarter 2022

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.
As at ($ millions)	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021
Mortgages	$52,287	$52,014	$51,001	$50,309	$50,134
Less: mortgages not held by Manulife Bank	30,950	31,073	30,202	29,643	29,469
Total mortgages held by Manulife Bank	21,337	20,941	20,799	20,666	20,665
Loans to bank clients	2,667	2,506	2,340	2,218	2,105
Manulife Bank net lending assets	$24,004	$23,447	$23,139	$22,884	$22,770
Manulife Bank average net lending assets
Beginning of period	$23,447	$23,139	$22,884	$22,770	$22,763
End of period	24,004	23,447	23,139	22,884	22,770
Manulife Bank average net lending assets by quarter	$23,726	$23,293	$23,012	$22,827	$22,767
Manulife Bank average net lending assets – full year		$23,105
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.
As at ($ millions)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Total equity	$56,849	$58,869	$55,951	$54,254	$51,992
Exclude AOCI gain/(loss) on cash flow hedges	(70)	(156)	(159)	(166)	(117)
Total equity excluding AOCI on cash flow hedges	56,919	59,025	56,110	54,420	52,109
Qualifying capital instruments	6,950	6,980	6,986	6,936	7,432
Consolidated capital	$63,869	$66,005	$63,096	$61,356	$59,541
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation - First Quarter 2022

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
	Quarterly Results					Full Year Results
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Global WAM core earnings (post-tax)	$324	$387	$351	$356	$312	$1,406
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	61	52	66	64	52	234
Acquisition costs, other expenses	81	79	86	79	79	323
Deferred sales commissions	24	25	26	22	26	99
Core EBITDA	$490	$543	$529	$521	$469	$2,062
CER adjustment(1)	-	1	2	3	(6)	-
Core EBITDA, CER basis	$490	$544	$531	$524	$463	$2,062
Core EBITDA by business line
Retirement	$277	$306	$313	$305	$286	$1,210
Retail	201	220	199	196	175	790
Institutional asset management	12	17	17	20	8	62
Total	$490	$543	$529	$521	$469	$2,062
Core EBITDA by geographic source
Asia	$113	$115	$134	$131	$131	$511
Canada	171	185	172	169	156	682
U.S.	206	243	223	221	182	869
Total	$490	$543	$529	$521	$469	$2,062
Core EBITDA by business line, CER basis
Retirement	$277	$307	$314	$312	$286	$1,219
Retail	201	220	199	193	169	781
Institutional asset management	12	17	18	19	8	62
Total, CER basis	$490	$544	$531	$524	$463	$2,062
Core EBITDA by geographic source, CER basis
Asia	$113	$115	$136	$127	$124	$502
Canada	171	185	171	169	157	682
U.S.	206	244	224	228	182	878
Total, CER basis	$490	$544	$531	$524	$463	$2,062
(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation - First Quarter 2022

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core EBITDA margin
Core EBITDA	$490	$543	$529	$521	$469	$2,062
Global WAM revenue	$1,586	$1,727	$1,680	$1,607	$1,527	$6,541
Core EBITDA margin	30.9%	31.4%	31.5%	32.4%	30.7%	31.5%
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core general expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core general expenses. Core general expenses is used to calculate our expense efficiency ratio and is equal to pre-tax general expenses included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.
		Quarterly Results				Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unlessotherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Expense Efficiency Ratio
Core general expenses	$1,877	$1,973	$1,904	$1,794	$1,882	$7,553
Core earnings (pre-tax)	1,876	2,054	1,811	2,036	1,995	7,896
Total - Core earnings (pre-tax) and Core general expenses	$3,753	$4,027	$3,715	$3,830	$3,877	$15,449
Expense Efficiency Ratio	50.0%	49.0%	51.3%	46.8%	48.5%	48.9%
Core general expenses
General expenses - Financial Statements	$1,898	$2,000	$1,904	$1,892	$2,032	$7,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	150	150
Integration and acquisition	8	-	-	-	-	-
Legal provisions and Other expenses	13	27	-	98	-	125
Total	$21	$27	$-	$98	$150	$275
Core general expenses	$1,877	$1,973	$1,904	$1,794	$1,882	$7,553
Core general expenses	$1,877	$1,973	$1,904	$1,794	$1,882	$7,553
CER adjustment(1)	-	4	1	27	(14)	18
Core general expenses, CER basis	$1,877	$1,977	$1,905	$1,821	$1,868	$7,571

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our Asian businesses. The value of in-force business business in Canada and the U.S. is the present value of expected future IFRS earnings, on an IFRS 4 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes Global WAM, Bank or P&C Reinsurance businesses.
Manulife Financial Corporation - First Quarter 2022

Net annualized fee income yield on average AUMA ("Net fee income yield") is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield
	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Income before income taxes	$3,711	$2,481	$1,480	$3,292	$872	$8,125
Less: Income before income taxes for segments other than Global WAM	3,325	2,043	1,062	2,873	506	6,484
Global WAM income before income taxes	386	438	418	419	366	1,641
Items unrelated to net fee income	600	616	599	548	561	2,324
Global WAM net fee income	986	1,054	1,017	967	927	3,965
Less: Net fee income from other segments	118	122	118	109	109	458
Global WAM net fee income excluding net fee income from other segments	868	932	899	858	818	3,507
Net annualized fee income	$3,516	$3,698	$3,565	$3,441	$3,318	$3,507
Average Assets under Management and Administration	$820,393	$835,494	$815,927	$775,849	$765,033	$798,022
Net fee income yield (bps)	42.9	44.3	43.7	44.4	43.4	43.9

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the U.S. and the local capital requirements in Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding non-controlling interests. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Manulife Financial Corporation - First Quarter 2022

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary product sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or available for distribution to the Manulife Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility.
E4	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the expected annual savings related to actions taken in the first quarter of 2021, the Company’s strategic priorities and 2022 target and 2025 supplemental goal for net promoter score, the impact of IFRS 17 and the Company’s earnings presentation and reporting under the new accounting standard and our medium-term financial and operating targets under IFRS 17, including our core ROE target, dividend payout ratio target and new CSM targets, and the impact of changes in tax laws and, also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to
Manulife Financial Corporation - First Quarter 2022

source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation - First Quarter 2022

E5	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.
As at and for the three months ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2022	2021	2021	2021	2021	2020	2020	2020
Revenue
Premium income
Life and health insurance(1)	$9,521	$9,159	$9,269	$8,716	$8,986	$8,651	$5,302	$7,560
Annuities and pensions(2)	(19)	901	714	698	622	672	704	673
Net premium income	9,502	10,060	9,983	9,414	9,608	9,323	6,006	8,233
Investment income	3,417	4,350	3,964	4,099	3,214	4,366	3,521	5,262
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(3)	(18,540)	4,460	(958)	9,551	(17,056)	1,683	1,100	11,626
Other revenue	1,991	2,741	2,994	2,760	2,637	2,497	2,749	2,365
Total revenue	$(3,630)	$21,611	$15,983	$25,824	$(1,597)	$17,869	$13,376	$27,486
Income (loss) before income taxes	$3,711	$2,481	$1,480	$3,292	$872	$2,065	$2,170	$832
Income tax (expense) recovery	(809)	(430)	(166)	(610)	(7)	(224)	(381)	7
Net income (loss)	$2,902	$2,051	$1,314	$2,682	$865	$1,841	$1,789	$839
Net income (loss) attributed to shareholders	$2,970	$2,084	$1,592	$2,646	$783	$1,780	$2,068	$727
Basic earnings (loss) per common share	$1.51	$1.04	$0.80	$1.33	$0.38	$0.90	$1.04	$0.35
Diluted earnings (loss) per common share	$1.50	$1.03	$0.80	$1.33	$0.38	$0.89	$1.04	$0.35
Segregated funds deposits	$12,328	$10,920	$10,929	$10,301	$12,395	$9,741	$9,158	$8,784
Total assets (in billions)	$865	$918	$898	$879	$859	$880	$876	$866
Weighted average common shares (in millions)	1,938	1,943	1,942	1,942	1,941	1,940	1,940	1,939
Diluted weighted average common shares (in millions)	1,942	1,946	1,946	1,946	1,945	1,943	1,942	1,941
Dividends per common share	$0.330	$0.330	$0.280	$0.280	$0.280	$0.280	$0.280	$0.280
CDN$ to US$1 - Statement of Financial Position	1.2496	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339	1.3628
CDN$ to US$1 - Statement of Income	1.2663	1.2601	1.2602	1.2282	1.2660	1.3030	1.3321	1.3854
(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. Bank-Owned Life Insurance of US$2.4 billion in 3Q20.
(2)	Includes lower revenue related to the reinsurance of a block of our legacy U.S. variable annuity business of US$0.9 billion in 1Q22.
(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

E6	Other
No changes were made in our internal control over financial reporting during the three months ended March 31, 2022, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation - First Quarter 2022

Consolidated Statements of Financial Position

As at
(Canadian $ in millions, unaudited)	March 31, 2022	December 31, 2021
Assets
Cash and short-term securities	$22,069	$22,594
Debt securities	208,587	224,139
Public equities	25,449	28,067
Mortgages	52,287	52,014
Private placements	42,650	42,842
Policy loans	6,308	6,397
Loans to Bank clients	2,667	2,506
Real estate	13,334	13,233
Other invested assets	36,050	35,306
Total invested assets (note 3)	409,401	427,098
Other assets
Accrued investment income	2,801	2,641
Outstanding premiums	1,300	1,294
Derivatives (note 4)	10,302	17,503
Reinsurance assets	44,390	44,579
Deferred tax assets	5,313	5,254
Goodwill and intangible assets	9,726	9,915
Miscellaneous	9,957	9,571
Total other assets	83,789	90,757
Segregated funds net assets (note 14)	371,928	399,788
Total assets	$865,118	$917,643
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$368,889	$392,275
Investment contract liabilities (note 5)	3,095	3,117
Deposits from Bank clients	21,714	20,720
Derivatives (note 4)	10,037	10,038
Deferred tax liabilities	3,057	2,769
Other liabilities	16,855	18,205
	423,647	447,124
Long-term debt (note 7)	5,744	4,882
Capital instruments (note 8)	6,950	6,980
Segregated funds net liabilities (note 14)	371,928	399,788
Total liabilities	808,269	858,774
Equity
Preferred shares and other equity (note 9)	5,670	6,381
Common shares (note 9)	22,933	23,093
Contributed surplus	262	262
Shareholders' and other equity holders' retained earnings	25,559	23,492
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(101)	(114)
Available-for-sale securities	(1,582)	848
Cash flow hedges	(70)	(156)
Real estate revaluation reserve	23	23
Translation of foreign operations	3,763	4,579
Total shareholders' and other equity	56,457	58,408
Participating policyholders' equity	(1,322)	(1,233)
Non-controlling interests	1,714	1,694
Total equity	56,849	58,869
Total liabilities and equity	$865,118	$917,643
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation - First Quarter 2022

Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2022	2021
Revenue
Premium income
Gross premiums	$11,654	$10,992
Premiums ceded to reinsurers	(2,152)	(1,384)
Net premiums	9,502	9,608
Investment income (note 3)
Investment income	3,417	3,214
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(18,540)	(17,056)
Net investment income (loss)	(15,123)	(13,842)
Other revenue (note 10)	1,991	2,637
Total revenue	(3,630)	(1,597)
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	8,517	7,643
Increase (decrease) in insurance contract liabilities	(17,528)	(13,025)
Increase (decrease) in investment contract liabilities	(14)	2
Benefits and expenses ceded to reinsurers	(2,002)	(1,788)
(Increase) decrease in reinsurance assets	(599)	158
Net benefits and claims	(11,626)	(7,010)
General expenses	1,898	2,032
Investment expenses	441	480
Commissions	1,597	1,677
Interest expense	243	250
Net premium taxes	106	102
Total contract benefits and expenses	(7,341)	(2,469)
Income before income taxes	3,711	872
Income tax (expense) recovery	(809)	(7)
Net income	$2,902	$865
Net income (loss) attributed to:
Non-controlling interests	$21	$91
Participating policyholders	(89)	(9)
Shareholders and other equity holders	2,970	783
	$2,902	$865
Net income attributed to shareholders	$2,970	$783
Preferred share dividends and other equity distributions	(52)	(43)
Common shareholders' net income	$2,918	$740
Earnings per share
Basic earnings per common share (note 9)	$1.51	$0.38
Diluted earnings per common share (note 9)	1.50	0.38
Dividends per common share	0.33	0.28
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2022

Consolidated Statements of Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2022	2021
Net income	$2,902	$865
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(910)	(905)
Net investment hedges	94	96
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(2,534)	(2,645)
Reclassification of net realized (gains) losses and impairments to net income	100	(48)
Cash flow hedges:
Unrealized gains (losses) arising during the period	74	98
Reclassification of realized gains (losses) to net income	12	14
Share of other comprehensive income (losses) of associates	-	2
Total items that may be subsequently reclassified to net income	(3,164)	(3,388)
Items that will not be reclassified to net income:
Change in actuarial gains (losses) on pension and other post-employment plans	13	85
Real estate revaluation reserve	-	(11)
Total items that will not be reclassified to net income	13	74
Other comprehensive income (loss), net of tax	(3,151)	(3,314)
Total comprehensive income (loss), net of tax	$(249)	$(2,449)
Total comprehensive income (loss) attributed to:
Non-controlling interests	$17	$88
Participating policyholders	(89)	(10)
Shareholders and other equity holders	(177)	(2,527)

Income Taxes included in Other Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2022	2021
Income tax expense (recovery) on:
Unrealized gains (losses) on available-for-sale financial securities	$(453)	$(451)
Reclassification of realized gains (losses) and recoveries (impairments) to net income on available- for-sale financial securities	32	(7)
Unrealized gains (losses) on cash flow hedges	15	20
Reclassification of realized gains (losses) to net income on cash flow hedges	3	5
Unrealized foreign exchange gains (losses) on net investment hedges	11	15
Share of other comprehensive income (loss) of associates	-	(1)
Change in pension and other post-employment plans	8	28
Total income tax expense (recovery)	$(384)	$(391)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2022

Consolidated Statements of Changes in Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2022	2021
Preferred shares and other equity
Balance, beginning of period	$6,381	$3,822
Issued (note 9)	-	2,000
Redeemed (note 9)	(711)	-
Issuance costs, net of tax	-	(18)
Balance, end of period	5,670	5,804
Common shares
Balance, beginning of period	23,093	23,042
Repurchased (note 9)	(171)	-
Issued on exercise of stock options and deferred share units	11	38
Balance, end of period	22,933	23,080
Contributed surplus
Balance, beginning of period	262	261
Exercise of stock options and deferred share units	(2)	(7)
Stock option expense	2	4
Balance, end of period	262	258
Shareholders' and other equity holders' retained earnings
Balance, beginning of period	23,492	18,887
Net income attributed to shareholders and other equity holders	2,970	783
Common shares repurchased	(206)	-
Preferred share dividends and other equity distributions	(52)	(43)
Preferred shares redeemed (note 9)	(14)	-
Common share dividends	(631)	(544)
Balance, end of period	25,559	19,083
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	5,180	6,323
Change in unrealized foreign exchange gains (losses) on net foreign operations	(816)	(808)
Change in actuarial gains (losses) on pension and other post-employment plans	13	85
Change in unrealized gains (losses) on available-for-sale financial securities	(2,430)	(2,690)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	86	112
Change in real estate revaluation reserve	-	(11)
Share of other comprehensive income (losses) of associates	-	2
Balance, end of period	2,033	3,013
Total shareholders' and other equity, end of period	56,457	51,238
Participating policyholders' equity
Balance, beginning of period	(1,233)	(784)
Net income (loss) attributed to participating policyholders	(89)	(9)
Other comprehensive income (losses) attributed to policyholders	-	(1)
Balance, end of period	(1,322)	(794)
Non-controlling interests
Balance, beginning of period	1,694	1,455
Net income attributed to non-controlling interests	21	91
Other comprehensive income (losses) attributed to non-controlling interests	(4)	(3)
Contributions (distributions), net	3	5
Balance, end of period	1,714	1,548
Total equity, end of period	$56,849	$51,992
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2022

Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2022	2021
Operating activities
Net income	$2,902	$865
Adjustments:
Increase (decrease) in insurance contract liabilities	(16,080)	(13,025)
Increase (decrease) in investment contract liabilities	(14)	2
(Increase) decrease in reinsurance assets	233	158
Amortization of (premium) discount on invested assets	34	34
Other amortization	133	132
Net realized and unrealized (gains) losses and impairment on assets	19,731	18,313
Gain on U.S. variable annuity reinsurance transaction (pre-tax) (Note 5)	(1,065)	-
Deferred income tax expense (recovery)	533	(506)
Stock option expense	2	4
Cash provided by operating activities before undernoted items	6,409	5,977
Cash decrease due to U.S. variable annuity reinsurance transaction (Note 5)	(1,263)	-
Changes in policy related and operating receivables and payables	(2,621)	(2,086)
Cash provided by (used in) operating activities	2,525	3,891
Investing activities
Purchases and mortgage advances	(33,821)	(33,231)
Disposals and repayments	30,318	24,098
Change in investment broker net receivables and payables	515	238
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	(4)
Cash provided by (used in) investing activities	(2,988)	(8,899)
Financing activities
Issue of long-term debt, net (note 7)	946	-
Redemption of capital instruments (note 8)	-	(350)
Secured borrowings	291	73
Change in repurchase agreements and securities sold but not yet purchased	(78)	1,150
Changes in deposits from Bank clients, net	1,005	(846)
Lease payments	(33)	(32)
Shareholders' dividends and other equity distributions	(697)	(587)
Common shares repurchased	(377)	-
Common shares issued, net (note 9)	11	38
Preferred shares and other equity issued, net (note 9)	-	1,982
Preferred shares redeemed, net (note 9)	(711)	-
Contributions from (distributions to) non-controlling interests, net	3	5
Cash provided by (used in) financing activities	360	1,433
Cash and short-term securities
Increase (decrease) during the period	(103)	(3,575)
Effect of foreign exchange rate changes on cash and short-term securities	(255)	(328)
Balance, beginning of period	21,930	25,583
Balance, end of period	21,572	21,680
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	22,594	26,167
Net payments in transit, included in other liabilities	(664)	(584)
Net cash and short-term securities, beginning of period	21,930	25,583
End of period
Gross cash and short-term securities	22,069	22,443
Net payments in transit, included in other liabilities	(497)	(763)
Net cash and short-term securities, end of period	$21,572	$21,680
Supplemental disclosures on cash flow information
Interest received	$2,712	$2,749
Interest paid	212	189
Income taxes paid	535	52
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2022

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2021 Annual Consolidated Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, included on pages 129 to 213 of the Company’s 2021 Annual Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors” section of the First Quarter 2022 Management Discussion and Analysis. These risk disclosures are an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 were authorized for issue by MFC’s Board of Directors on May 11, 2022.
(b)	Basis of preparation
Refer to note 1 of the Company’s 2021 Annual Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of the Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
The Company’s results and operations have been and may continue to be adversely impacted by COVID -19 and the economic environment. The Company has applied appropriate measurement techniques using reasonable judgment and estimates from the perspective of a market participant to reflect current economic conditions. The impact of these techniques has been reflected in these Interim Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
(I)	Annual Improvements 2018–2020 Cycle
Annual Improvements 2018–2020 Cycle was issued in May 2020 and is effective on or after January 1, 2022. The IASB issued four minor amendments to different standards as part of the Annual Improvements process, to be applied prospectively. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(II)	Amendments to IFRS 3 “Business Combinations”
Amendments to IFRS 3 “Business Combinations” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments update references within IFRS 3 to the 2018 Conceptual Framework and require that the principles in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” be used to identify liabilities and contingent assets arising from a business combination. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
Manulife Financial Corporation - First Quarter 2022

(III)	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”
Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments address identifying onerous contracts and specify the cost of fulfilling a contract which includes all costs directly related to the contract. These include incremental direct costs and allocations of other costs that relate directly to fulfilling the contract. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)	IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments”
IFRS 17 “Insurance Contracts” was issued in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 “Insurance Contracts” were issued in June 2020 and include a two-year deferral of the effective date. IFRS 17 as amended, is effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used. The standard will replace IFRS 4 “Insurance Contracts” and therefore also replace the Canadian Asset Liability Method (“CALM”) and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Financial Statements.
Narrow-scope amendments to IFRS 17 “Insurance Contracts” were issued in December 2021 and are effective on initial application of IFRS 17 and IFRS 9 “Financial Instruments” which the Company will adopt on January 1, 2023. The amendments remove accounting mismatches between insurance contract liabilities and financial assets in scope of IFRS 9 within comparative prior periods when initially applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period. The Company is considering the effect of these amendments on its IFRS 9 transition disclosures.
The principles underlying IFRS 17 differ from CALM as permitted by IFRS 4. While there are many differences, the following outlines some of the key differences:
•
Under IFRS 17 the discount rate used to estimate the present value of insurance contract liabilities is based on the characteristics of the liability, whereas under CALM, the Company uses the rates of returns for current and projected assets supporting insurance contract liabilities to value the liabilities. The difference in the discount rate approach also impacts the timing of investment results. Under IFRS 17, the impact of investing activities will emerge into earnings over the life of the assets, whereas under CALM, the impact of investing activities is capitalized into reserves and therefore earnings in the period they occur.

•
Under IFRS 17 the discount rate is not related to the expected return on Alternative Long-Duration Assets (“ALDA”) and public equity assets, and as a result, the earnings sensitivity of a change in return assumptions for ALDA and public equity will be significantly reduced.

•
Under IFRS 17 the Company will elect the option to record changes in insurance contract liabilities arising from changes in interest rates through other comprehensive income and will classify debt instruments as fair value through other comprehensive income under IFRS 9. Under CALM, changes in insurance contract liabilities are recorded in net income.

•
Under IFRS 17 new business gains are recorded on the Consolidated Statements of Financial Position (in the Contractual Service Margin (“CSM”) component of the insurance contract liability) and amortized into income as services are provided. New business losses are recorded into income immediately. Under CALM, both new business gains and new business losses are recognized in income immediately. The overall impact of establishing the CSM, as well as other measurement impacts on our assets and liabilities, is expected to decrease equity upon transition of approximately 20%.

The Company continues its assessment of the implications of this standard and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. The establishment of a CSM on in-force
Manulife Financial Corporation - First Quarter 2022

business is expected to lead to an increase in insurance contract liabilities and a corresponding decrease in equity upon transition. The CSM represents unearned profits that are expected to amortize into income as services are provided. The Company continues to evaluate the potential impacts of all other changes including available accounting policy choices under IFRS 17 on the measurement of its insurance contract liabilities.

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at March 31, 2022	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,988	$13,903	$6,178	$22,069	$22,069
Debt securities(3),(5),(6)
Canadian government and agency	17,105	4,220	-	21,325	21,325
U.S. government and agency	10,329	17,390	841	28,560	28,482
Other government and agency	21,071	2,764	-	23,835	23,835
Corporate	125,302	6,315	461	132,078	132,014
Mortgage/asset-backed securities	2,638	151	-	2,789	2,789
Public equities	23,405	2,044	-	25,449	25,449
Mortgages	-	-	52,287	52,287	51,806
Private placements(6)	-	-	42,650	42,650	42,882
Policy loans	-	-	6,308	6,308	6,308
Loans to Bank clients	-	-	2,667	2,667	2,657
Real estate
Own use property	-	-	1,783	1,783	3,015
Investment property	-	-	11,551	11,551	11,551
Other invested assets
Alternative long-duration assets(7)	21,554	82	10,334	31,970	32,637
Various other	132	-	3,948	4,080	4,080
Total invested assets	$223,524	$46,869	$139,008	$409,401	$410,899
As at December 31, 2021	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$2,214	$14,339	$6,041	$22,594	$22,594
Debt securities(3),(5),(6)
Canadian government and agency	18,706	3,964	-	22,670	22,670
U.S. government and agency	12,607	18,792	852	32,251	32,254
Other government and agency	21,888	2,871	-	24,759	24,759
Corporate	133,763	7,332	468	141,563	141,560
Mortgage/asset-backed securities	2,758	138	-	2,896	2,896
Public equities	25,716	2,351	-	28,067	28,067
Mortgages	-	-	52,014	52,014	54,089
Private placements(6)	-	-	42,842	42,842	47,276
Policy loans	-	-	6,397	6,397	6,397
Loans to Bank clients	-	-	2,506	2,506	2,503
Real estate
Own use property	-	-	1,812	1,812	3,024
Investment property	-	-	11,421	11,421	11,421
Other invested assets
Alternative long-duration assets(7)	21,022	89	10,093	31,204	31,863
Various other	135	-	3,967	4,102	4,102
Total invested assets	$238,809	$49,876	$138,413	$427,098	$435,475

(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

Manulife Financial Corporation - First Quarter 2022

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities classified as held-to-maturity which are accounted for at amortized cost.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $6,060 (December 31, 2021 – $7,314) cash equivalents with maturities of less than 90 days at acquisition amounting to $9,831 (December 31, 2021 – $9,239) and cash of $6,178 (December 31, 2021 – $6,041).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,674 and $30, respectively (December 31, 2021 – $2,196 and $347, respectively).
(6)
Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR and USD LIBOR of $220 and $920 (December 31, 2021 - $176 and $1,002 respectively), and private placements benchmarked to USD LIBOR, AUD BBSW and NZD BKBM of $1,958, $168 and $43 (December 31, 2021 - $1,984, $166 and $43, respectively). Exposures indexed to USD LIBOR represent floating rate invested assets with maturity dates beyond June 30, 2023 while all other exposures represent floating rate invested assets with maturity dates beyond December 31, 2021. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As of March 31, 2022, the interest rate benchmark reform has not resulted in significant changes in the Company’s risk management strategy.

(7)
Alternative long-duration assets (“ALDA”) include investments in private equity of $11,771, infrastructure of $10,373, oil and gas of $1,915, timber and agriculture of $5,253 and various other invested assets of $2,658 (December 31, 2021 – $11,598, $9,824, $1,950, $5,259 and $2,573, respectively).

(b)	Investment income

For the three months ended March 31,	2022	2021
Interest income	$2,919	$2,895
Dividend, rental income and other income	930	689
Impairments, provisions and recoveries, net	(16)	(35)
Realized and unrealized gains (losses) on surplus assets excluding the macro hedge program	(416)	(335)
	3,417	3,214
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and, on the macro hedge program
Debt securities	(14,307)	(9,559)
Public equities	(864)	996
Mortgages	64	45
Private placements	211	222
Real estate	297	(41)
Other invested assets	372	662
Derivatives, including macro hedge program	(4,313)	(9,381)
	(18,540)	(17,056)
Total investment income (loss)	$(15,123)	$(13,842)

Manulife Financial Corporation - First Quarter 2022

(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at March 31, 2022	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,988	$-	$1,988	$-
AFS	13,903	-	13,903	-
Other	6,178	6,178	-	-
Debt securities
FVTPL
Canadian government and agency	17,105	-	17,105	-
U.S. government and agency	10,329	-	10,329	-
Other government and agency	21,071	-	21,071	-
Corporate	125,302	-	125,289	13
Residential mortgage-backed securities	7	-	7	-
Commercial mortgage-backed securities	1,023	-	1,023	-
Other asset-backed securities	1,608	-	1,582	26
AFS
Canadian government and agency	4,220	-	4,220	-
U.S. government and agency	17,390	-	17,390	-
Other government and agency	2,764	-	2,754	10
Corporate	6,315	-	6,315	-
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	71	-	71	-
Other asset-backed securities	79	-	79	-
Public equities
FVTPL	23,405	23,404	-	1
AFS	2,044	2,044	-	-
Real estate - investment property(1)	11,551	-	-	11,551
Other invested assets(2)	24,894	287	-	24,607
Segregated funds net assets(3)	371,928	335,692	31,857	4,379
Total	$663,176	$367,605	$254,984	$40,587

Manulife Financial Corporation - First Quarter 2022

As at December 31, 2021	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$2,214	$-	$2,214	$-
AFS	14,339	-	14,339	-
Other	6,041	6,041	-	-
Debt securities
FVTPL
Canadian government and agency	18,706	-	18,706	-
U.S. government and agency	12,607	-	12,607	-
Other government and agency	21,888	-	21,888	-
Corporate	133,763	-	133,723	40
Residential mortgage-backed securities	8	-	8	-
Commercial mortgage-backed securities	1,103	-	1,103	-
Other asset-backed securities	1,647	-	1,619	28
AFS
Canadian government and agency	3,964	-	3,964	-
U.S. government and agency	18,792	-	18,792	-
Other government and agency	2,871	-	2,871	-
Corporate	7,332	-	7,331	1
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	79	-	79	-
Other asset-backed securities	58	-	58	-
Public equities
FVTPL	25,716	25,716	-	-
AFS	2,351	2,349	2	-
Real estate - investment property(1)	11,421	-	-	11,421
Other invested assets(2)	24,300	257	-	24,043
Segregated funds net assets(3)	399,788	361,447	34,060	4,281
Total	$708,989	$395,810	$273,365	$39,814

(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.25% to 9.00% during the period and ranging from 2.25% to 9.00% during the year 2021) and terminal capitalization rates (ranging from 3.25% to 9.25% during the period and ranging from 3.25% to 9.25% during the year 2021). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.00% to 15.6% (for the year ended December 31, 2021 – ranged from 7.25% to 20.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 4.5% to 7.0% (for the year ended December 31, 2021 – ranged from 4.5% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)
Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly in real estate investment properties and timberland properties valued as described above.

Manulife Financial Corporation - First Quarter 2022

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

As at March 31, 2022	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$52,287	$51,806	$-	$-	$51,806
Private placements	42,650	42,882	-	38,222	4,660
Policy loans	6,308	6,308	-	6,308	-
Loans to Bank clients	2,667	2,657	-	2,657	-
Real estate - own use property	1,783	3,015	-	-	3,015
Public Bonds HTM	1,302	1,160	-	1,160	-
Other invested assets(1)	11,156	11,823	129	-	11,694
Total invested assets disclosed at fair value	$118,153	$119,651	$129	$48,347	$71,175
As at December 31, 2021	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$52,014	$54,089	$-	$-	$54,089
Private placements	42,842	47,276	-	42,110	5,166
Policy loans	6,397	6,397	-	6,397	-
Loans to Bank clients	2,506	2,503	-	2,503	-
Real estate - own use property	1,812	3,024	-	-	3,024
Public Bonds HTM	1,320	1,320	-	1,320	-
Other invested assets(1)	11,006	11,665	120	-	11,545
Total invested assets disclosed at fair value	$117,897	$126,274	$120	$52,330	$73,824

(1)
Other invested assets disclosed at fair value include $3,442 (December 31, 2021 - $3,457) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three months ended March 31, 2022 and 2021, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $nil transfers from Level 1 to Level 2 for the three months ended March 31, 2022 (March 31, 2021 – $456). The Company had $nil transfers from Level 2 to Level 1 for the three months ended March 31, 2022 (March 31, 2021 – $134).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the table below includes the changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation - First Quarter 2022

The following table presents a roll forward for invested assets, derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2022 and 2021.
For the three months ended March 31, 2022	Balance, January 1, 2022	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2022	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$40	$-	$-	$-	$-	$-	$-	$(27)	$-	$13	$-
Other securitized assets	28	1	-	-	-	(2)	-	-	(1)	26	1
AFS
Other government & agency	-	-	-	-	-	-	10	-	-	10	-
Corporate	1	-	-	-	-	-	-	(1)	-	-	-
Public equities
FVTPL	-	1	-	-	-	-	-	-	-	1	-
Investment property	11,421	281	-	50	(102)	-	-	-	(99)	11,551	284
Other invested assets	24,043	285	9	1,014	(31)	(369)	4	-	(348)	24,607	439
Total invested assets	35,533	568	9	1,064	(133)	(371)	14	(28)	(448)	36,208	724
Derivatives, net	2,101	(1,672)	21	-	-	(94)	-	(388)	5	(27)	(1,720)
Segregated funds net assets	4,281	126	-	68	(51)	(12)	-	-	(33)	4,379	34
Total	$41,915	$(978)	$30	$1,132	$(184)	$(477)	$14	$(416)	$(476)	$40,560	$(962)

For the three months ended March 31, 2021	Balance, January 1, 2021	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2021	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$510	$8	$-	$-	$(73)	$-	$-	$(397)	$(2)	$46	$(16)
Other securitized assets	45	2	-	-	(9)	-	-	-	(1)	37	1
AFS
Corporate	3	1	(1)	-	(1)	-	-	-	-	2	-
Investment property	10,982	(43)	-	59	(15)	-	-	-	(102)	10,881	(44)
Other invested assets	19,049	611	1	869	(148)	(272)	-	-	(284)	19,826	646
Total invested assets	30,589	579	-	928	(246)	(272)	-	(397)	(389)	30,792	587
Derivatives, net	3,443	(3,110)	31	8	-	(34)	-	(258)	(20)	60	(3,135)
Segregated funds net assets	4,202	52	-	18	(49)	-	-	-	(28)	4,195	25
Total	$38,234	$(2,479)	$31	$954	$(295)	$(306)	$-	$(655)	$(437)	$35,047	$(2,523)
(1)
These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the year, respectively.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation - First Quarter 2022

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.

		March 31, 2022			December 31, 2021
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$-	$-	$-	$-	$-	$-
	Foreign currency swaps	56	1	-	57	1	1
Cash flow hedges	Foreign currency swaps	1,208	-	289	1,251	5	379
	Equity contracts	285	16	-	145	10	-
Net investment hedges	Forward contracts	611	-	18	671	9	-
Total derivatives in qualifying hedge accounting relationships		2,160	17	307	2,124	25	380
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		257,704	7,449	6,398	300,556	11,832	7,347
Interest rate futures		8,659	-	-	11,944	-	-
Interest rate options		8,663	339	-	10,708	514	-
Foreign currency swaps		36,756	895	1,578	36,405	790	1,722
Currency rate futures		2,281	-	-	3,086	-	-
Forward contracts		45,149	891	1,706	45,295	2,674	562
Equity contracts		15,095	710	48	18,577	1,667	27
Credit default swaps		62	1	-	44	1	-
Equity futures		5,183	-	-	11,359	-	-
Total derivatives not designated in qualifying hedge accounting relationships		379,552	10,285	9,730	437,974	17,478	9,658
Total derivatives		$381,712	$10,302	$10,037	$440,098	$17,503	$10,038

The total notional amount of $382 billion (December 31, 2021 – $440 billion) includes $79 billion (December 31, 2021 – $121 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro risk hedging programs. Due to the Company’s variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
The total notional amount above includes $233 billion (December 31, 2021 – $258 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to USD LIBOR, and CDOR. Exposures indexed to USD LIBOR represent derivatives with maturity dates beyond June 30, 2023 while exposures to CDOR represent derivatives with maturity dates beyond December 31, 2021. The exposure in the Company’s hedge accounting programs is primarily to USD LIBOR and CDOR benchmarks. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation due to the impact from interest rate benchmark reform.

Manulife Financial Corporation - First Quarter 2022

The following table presents the fair values of derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at March 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,051	$839	$526	$7,886	$10,302
Derivative liabilities	1,025	832	457	7,723	10,037
	Remaining term to maturity
As at December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$2,500	$1,803	$1,000	$12,200	$17,503
Derivative liabilities	294	387	379	8,978	10,038

The following table presents fair value of derivative contracts within the fair value hierarchy.

As at March 31, 2022	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$8,590	$-	$7,711	$879
Foreign exchange contracts	985	-	985	-
Equity contracts	726	-	661	65
Credit default swaps	1	-	1	-
Total derivative assets	$10,302	$-	$9,358	$944
Derivative liabilities
Interest rate contracts	$7,984	$-	$7,021	$963
Foreign exchange contracts	2,005	-	2,004	1
Equity contracts	48	-	41	7
Total derivative liabilities	$10,037	$-	$9,066	$971
As at December 31, 2021	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$14,971	$-	$12,510	$2,461
Foreign exchange contracts	854	-	854	-
Equity contracts	1,677	-	1,616	61
Credit default swaps	1	-	1	-
Total derivative assets	$17,503	$-	$14,981	$2,522
Derivative liabilities
Interest rate contracts	$7,829	$-	$7,419	$410
Foreign exchange contracts	2,182	-	2,181	1
Equity contracts	27	-	17	10
Total derivative liabilities	$10,038	$-	$9,617	$421

Level 3 roll forward information for net derivative contracts measured using significant unobservable inputs is disclosed in note 3(c).

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts
The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business. Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.
For the three months ended March 31, 2022 and 2021, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders.
Manulife Financial Corporation - First Quarter 2022

(b)	Investment contracts – Fair value measurement
As at March 31, 2022, the fair value of investment contract liabilities measured at fair value was $770 (December 31, 2021 – $802). The carrying value and fair value of investment contract liabilities measured at amortized cost were $2,325 and $2,517, respectively (December 31, 2021 – $2,315 and $2,618, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $2,282 and $2,472, respectively (December 31, 2021 – $2,267 and $2,566, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three months ended March 31, 2022 and 2021.

For the three months ended March 31,	2022	2021
Death, disability and other claims	$5,238	$4,716
Maturity and surrender benefits	2,366	2,066
Annuity payments	811	842
Policyholder dividends and experience rating refunds	325	229
Net transfers from segregated funds	(223)	(210)
Total	$8,517	$7,643

(d)	Reinsurance transaction
On November 15, 2021, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), entered into a reinsurance agreement with Venerable Holdings, Inc. to reinsure a block of legacy U.S. variable annuity (“VA”) policies. Under the terms of the transaction, the Company will retain responsibility for the maintenance of the policies with no intended impact to VA policyholders. The transaction was structured as coinsurance for the general fund liabilities and modified coinsurance for the segregated fund liabilities.
The transaction closed on February 1, 2022 resulting in a cumulative after-tax gain of $802 million, comprising a one-time after-tax gain of $842 million recognized in the first quarter 2022, and a one-time after-tax loss of $40 million recognized in the fourth quarter 2021.

Note 6	Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2021 Annual Consolidated Financial Statements as well as the denoted tables and text in the “Risk Management” section of the Company’s Management Discussion and Analysis (“MD&A”) in the 2021 Annual Report.
(a)	Risk disclosures included in the First Quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted text and tables in the “Risk Management and Risk Factors” section of the First Quarter 2022 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements.
(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

Manulife Financial Corporation - First Quarter 2022

The following table presents the credit quality and carrying value of the commercial mortgages and private placements.

As at March 31, 2022	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$121	$1,341	$4,879	$2,158	$213	$2	$8,714
Office	104	1,190	5,988	1,384	82	38	8,786
Multi-family residential	509	2,008	3,688	724	32	-	6,961
Industrial	52	422	2,954	369	-	-	3,797
Other	207	990	782	700	45	-	2,724
Total commercial mortgages	993	5,951	18,291	5,335	372	40	30,982
Agricultural mortgages	-	-	115	235	-	-	350
Private placements	926	5,681	16,038	16,287	989	2,729	42,650
Total	$1,919	$11,632	$34,444	$21,857	$1,361	$2,769	$73,982

As at December 31, 2021	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$113	$1,340	$5,179	$1,936	$228	$2	$8,798
Office	56	1,256	6,004	1,291	87	40	8,734
Multi-family residential	557	1,869	3,771	767	32	-	6,996
Industrial	47	376	2,808	328	-	-	3,559
Other	212	1,010	787	956	47	-	3,012
Total commercial mortgages	985	5,851	18,549	5,278	394	42	31,099
Agricultural mortgages	-	-	119	242	-	-	361
Private placements	976	5,720	16,147	16,220	1,161	2,618	42,842
Total	$1,961	$11,571	$34,815	$21,740	$1,555	$2,660	$74,302

The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.
The following table presents the carrying value of residential mortgages and loans to Bank clients.

	March 31, 2022			December 31, 2021
As at	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,332	$13,610	$20,942	$7,264	$13,272	$20,536
Non-performing(1)	5	8	13	6	12	18
Loans to Bank clients
Performing	n/a	2,665	2,665	n/a	2,506	2,506
Non-performing(1)	n/a	2	2	n/a	-	-
Total	$7,337	$16,285	$23,622	$7,270	$15,790	$23,060

(1)	Non-performing refers to payments that are 90 days or more past due.
Manulife Financial Corporation - First Quarter 2022

(II)	Past due or credit impaired financial assets
The following table presents past due but not impaired and impaired financial assets and the allowance for credit losses.

	Past due but not impaired
As at March 31, 2022	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$-	$-	$-	$2	$-
AFS	131	-	131	-	-
Private placements	164	-	164	219	21
Mortgages and loans to Bank clients	58	-	58	45	22
Other financial assets	35	25	60	1	-
Total	$388	$25	$413	$267	$43
	Past due but not impaired
As at December 31, 2021	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$20	$-	$20	$2	$-
AFS	-	-	-	-	-
Private placements	63	-	63	175	22
Mortgages and loans to Bank clients	61	-	61	51	22
Other financial assets	261	47	308	-	-
Total	$405	$47	$452	$228	$44
(c)	Securities lending, repurchase and reverse repurchase transactions
As at March 31, 2022, the Company had loaned securities (which are included in invested assets), with a market value of $1,214 (December 31, 2021 – $564). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at March 31, 2022, the Company had engaged in reverse repurchase transactions of $1,347 (December 31, 2021 – $1,490) which are recorded as receivables. In addition, the Company had engaged in repurchase transactions of $454 as at March 31, 2022 (December 31, 2021 – $536) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection in excess of its government bond holdings.
The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.
As at March 31, 2022	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
A	$36	$1	3
BBB	26	-	2
Total single name CDS	$62	$1	3
Total CDS protection sold	$62	$1	3

Manulife Financial Corporation - First Quarter 2022

As at December 31, 2021	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
A	$16	$-	1
BBB	28	1	2
Total single name CDS	$44	$1	2
Total CDS protection sold	$44	$1	2

(1)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)	The Company held no purchased credit protection.
(e)	Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at March 31, 2022, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 21 per cent (December 31, 2021 – 17 per cent). As at March 31, 2022, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,408 (December 31, 2021 – $2,132). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2021 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation - First Quarter 2022

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.
		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2022	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$10,886	$(7,288)	$(3,444)	$154	$154
Securities lending	1,214	-	(1,194)	-	-
Reverse repurchase agreements	1,347	(310)	(1,037)	-	-
Total financial assets	$13,447	$(7,598)	$(5,675)	$154	$154
Financial liabilities
Derivative liabilities	$(10,793)	$7,288	$3,300	$(205)	$(82)
Repurchase agreements	(454)	310	144	-	-
Total financial liabilities	$(11,247)	$7,598	$3,444	$(205)	$(82)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2021	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$18,226	$(8,410)	$(9,522)	$294	$294
Securities lending	564	-	(564)	-	-
Reverse repurchase agreements	1,490	(183)	(1,307)	-	-
Total financial assets	$20,280	$(8,593)	$(11,393)	$294	$294
Financial liabilities
Derivative liabilities	$(10,940)	$8,410	$2,250	$(280)	$(79)
Repurchase agreements	(536)	183	353	-	-
Total financial liabilities	$(11,476)	$8,593	$2,603	$(280)	$(79)

(1)	Financial assets and liabilities include accrued interest of $592 and $756 respectively (December 31, 2021 – $725 and $902, respectively).
(2)
Financial and cash collateral exclude over-collateralization. As at March 31, 2022, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $507, $1,583, $49 and $1, respectively (December 31, 2021 – $599, $875, $36 and $2, respectively). As at March 31, 2022, collateral pledged (received) does not include collateral-in-transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation - First Quarter 2022

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Company’s Consolidated Statements of Financial Position.
A credit linked note is a fixed income instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.
As at March 31, 2022	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,076	$(1,076)	$-
Variable surplus note	(1,076)	1,076	-
As at December 31, 2021	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,054	$(1,054)	$-
Variable surplus note	(1,054)	1,054	-

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				March 31,	December 31,
As at	Issue date	Maturity date	Par value	2022	2021
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,435	$1,455
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	926	939
3.703% Senior notes(1),(2)	March 16, 2022	March 16, 2032	US$750	931	-
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	249	253
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	621	630
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	337	342
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,245	1,263
Total				$5,744	$4,882

(1)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)
Issued by MFC during the first quarter, interest is payable semi-annually. The Company may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond, from redemption date to December 16, 2031, plus 25 bps, together with accrued and unpaid interest.

(b)	Fair value measurement
Fair value of long-term debt instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2022, the fair value of long-term debt was $5,836 (December 31, 2021 – $5,439). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2021 – Level 2).

Manulife Financial Corporation - First Quarter 2022

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value		March 31, 2022	December 31, 2021
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036		$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035		$1,000	995	995
4.061% MFC Subordinated notes(1),(2)	February 24, 2017	February 24, 2027	February 24, 2032	US$	750	934	947
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030		$1,000	997	997
3.00% MFC Subordinated notes(1)	November 21, 2017	November 21, 2024	November 21, 2029	S$	500	460	469
3.049% MFC Subordinated debentures(1)	August 18, 2017	August 20, 2024	August 20, 2029		$750	749	748
3.317% MFC Subordinated debentures(1)	May 9, 2018	May 9, 2023	May 9, 2028		$600	599	599
3.181% MLI Subordinated debentures(1)	November 20, 2015	November 22, 2022	November 22, 2027		$1,000	1,000	999
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$	450	569	579
Total						$6,950	$6,980

(1)
The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. As these rates could potentially be discontinued in the future, the Company will take appropriate actions in due course to accomplish the necessary transitions or replacements. As at March 31, 2022, capital instruments of $647 (December 31, 2021 - $647) have interest rate referencing CDOR. In addition, capital instruments of $4,340, $934, and $460 (December 31, 2021 - $4,338, $947, and $469, respectively) have interest rate reset in the future referencing CDOR, the USD Mid-Swap rate, and the SGD swap rate, respectively.

(2)
Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(b)	Fair value measurement
Fair value of capital instruments is determined using the following hierarchy:
Level 1 – Fair value is determined using quoted market prices where available.
Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2022, the fair value of capital instruments was $6,831 (December 31, 2021 - $7,213). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2021 - Level 2).

Manulife Financial Corporation - First Quarter 2022

Note 9	Equity Capital and Earnings Per Share

(a)	Preferred shares and other equity instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at March 31, 2022 and December 31, 2021.
						Net amount(4)
					Face amount	March 31, 2022	December 31, 2021
As at	Issue date	Annual dividend rate/ interest rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 7(8)	February 22, 2012	4.312%	March 19, 2022	10	250	-	244
Series 9(5),(6)	May 24, 2012	4.351%	September 19, 2022	10	250	244	244
Series 11(5),(6)	December 4, 2012	4.731%	March 19, 2023	8	200	196	196
Series 13(5),(6)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(5),(6)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.80%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 23(8)	November 22, 2016	4.85%	March 19, 2022	19	475	-	467
Series 25(5),(6)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Other equity instruments
Limited recourse capital notes
Series 1(9)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Total				131	$6,475	$5,670	$6,381

(1)
Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable interest is payable to LRCN – Series 1 holders semi-annually at the Company’s discretion.

(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)
Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027.

(4)	Net of after-tax issuance costs.
(5)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

(6)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

(7)	The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)	MFC redeemed in full the Class 1 Series 7 and Class 1 Series 23 preferred shares at par, on March 19, 2022, the earliest par redemption date.
(9)
The LRCN – Series 1 bear interest at a fixed rate of 3.375% payable semi-annually, until June 18, 2026. On June 19, 2026 and every five years thereafter until June 19, 2076, the interest rate on the LRCN – Series 1 will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. Non-deferrable interest is payable semi-annually on the LRCN – Series 1 at the Company’s discretion. Non-payment of interest or principal when due will result in a recourse event, with the noteholders’ sole remedy being receipt of their proportionate share of Class 1 Series 27 preferred shares held in a newly formed consolidated trust (the Limited Recourse Trust). All claims of the holders of LRCN – Series 1 against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27 preferred shares are eliminated on the Company’s Consolidated Statements of Financial Position while being held within the Limited Recourse Trust.

(10)
The LRCN – Series 2 bear interest at a fixed rate of 4.10% payable semi-annually, until March 18, 2027. On March 19, 2027 and every five years thereafter until March 19, 2077, the interest rate on the LRCN – Series 2 will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. Non-deferrable interest is payable semi-annually on the LRCN – Series 2 at the Company’s discretion. Non-payment of interest or principal when due will result in a recourse event, with the noteholders’ sole remedy being receipt of their proportionate share of Class 1 Series 28 preferred shares held in a newly formed consolidated trust (the Limited Recourse Trust). All claims of the holders of LRCN – Series 2 against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 28 preferred shares are eliminated on the Company’s Consolidated Statements of Financial Position while being held within the Limited Recourse Trust.

Manulife Financial Corporation - First Quarter 2022

(b)	Common shares
As at March 31, 2022, there were 22 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2021 – 22 million).
For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2022	December 31, 2021
Balance, beginning of period	1,943	1,940
Purchased for cancellation	(14)	-
Issued on exercise of stock options and deferred share units	-	3
Balance, end of period	1,929	1,943

Normal Course Issuer Bid
On February 1, 2022, the Company announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 97 million common shares. Purchases under the NCIB commenced on February 3, 2022 and will continue until February 2, 2023, when the NCIB expires, or such earlier date as the Company completes its purchases. During the three months ended March 31, 2022, the Company had purchased 14.4 million shares for $377. Of this, $171 was recorded in common shares and $206 was recorded in retained earnings in the Consolidated Statement of Changes in Equity.
(c)	Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.
For the three months ended March 31,	2022	2021
Weighted average number of common shares (in millions)	1,938	1,941
Dilutive stock-based awards(1) (in millions)	4	4
Weighted average number of diluted common shares (in millions)	1,942	1,945

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 10	Revenue from Service Contracts

The Company provides investment management services, administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.
Manulife Financial Corporation - First Quarter 2022

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 13.
For the three months ended March 31, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$59	$61	$114	$801	$(62)	$973
Transaction processing, administration, and service fees	74	229	3	622	1	929
Distribution fees and other	43	5	18	202	(11)	257
Total included in other revenue	176	295	135	1,625	(72)	2,159
Revenue from non-service lines	116	83	(294)	(1)	(72)	(168)
Total other revenue	$292	$378	$(159)	$1,624	$(144)	$1,991
Real estate management services included in net investment income	$12	$35	$33	$-	$2	$82

For the three months ended March 31, 2021	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$56	$55	$122	$744	$(56)	$921
Transaction processing, administration, and service fees	71	214	4	599	(4)	884
Distribution fees and other	55	4	17	193	(6)	263
Total included in other revenue	182	273	143	1,536	(66)	2,068
Revenue from non-service lines	335	78	156	(3)	3	569
Total other revenue	$517	$351	$299	$1,533	$(63)	$2,637
Real estate management services included in net investment income	$10	$34	$29	$-	$2	$75

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans(1)
For the three months ended March 31,	2022	2021	2022	2021
Defined benefit current service cost	$11	$11	$-	$-
Defined benefit administrative expenses	3	2	-	-
Service cost	14	13	-	-
Interest on net defined benefit (asset) liability	-	1	-	-
Defined benefit cost	14	14	-	-
Defined contribution cost	25	22	-	-
Net benefit cost reported in earnings	$39	$36	$-	$-
Actuarial (gain) loss on economic assumption changes	$(306)	$(231)	$(40)	$(30)
Investment (gain) loss (excluding interest income)	293	160	29	16
Change in effect of asset limit	9	-	-	-
Remeasurement (gain) loss recorded in AOCI, net of tax	$(4)	$(71)	$(11)	$(14)

(1)
There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
Manulife Financial Corporation - First Quarter 2022

In June 2018, a class action was initiated against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in the U.S. District Court for the Southern District of New York on behalf of owners of approximately 1,500 Performance Universal Life (“UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. The class, as defined, now covers approximately 1,300 of the 1,500 policies subjected to the COI increase. On January 5, 2022 the Court gave preliminary approval to a proposed settlement of the class litigation. The settlement is being implemented, and a Final Fairness Hearing is scheduled for May 17, 2022. In addition to the class action, there are nine individual lawsuits opposing the Performance UL COI increases that also have been filed. Each of the lawsuits, except two, is brought by plaintiffs owning multiple policies and/or by entities managing them for investment purposes. Three of the non-class lawsuits are pending in New York state court; and six are pending in the U.S. District Court for the Southern District of New York. Discovery has commenced in these cases. No hearings on substantive matters have been scheduled. The Company intends to continue to vigorously defend these individual lawsuits. In 2021, the Company recorded an accrual in relation to the class and individual lawsuits.
(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
MFC has provided a subordinated guarantee for the $1,000 subordinated debentures issued by MLI on November 20, 2015.
The following table presents certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2022	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$(3)	$(3,625)	$-	$(2)	$(3,630)	$10
Net income (loss) attributed to shareholders and other equity holders	2,970	3,040	-	(3,040)	2,970	1
For the three months ended March 31, 2021	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$-	$(1,591)	$-	$(6)	$(1,597)	$10
Net income (loss) attributed to shareholders	783	866	-	(866)	783	2

Manulife Financial Corporation - First Quarter 2022

Condensed Consolidated Statements of Financial Position Information
As at March 31, 2022	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$87	$409,304	$10	$-	$409,401	$3
Total other assets	69,676	86,337	3,203	(75,427)	83,789	1,010
Segregated funds net assets	-	371,928	-	-	371,928	-
Insurance contract liabilities	-	368,889	-	-	368,889	-
Investment contract liabilities	-	3,095	-	-	3,095	-
Segregated funds net liabilities	-	371,928	-	-	371,928	-
Total other liabilities	13,306	53,895	-	(2,844)	64,357	773
As at December 31, 2021	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$78	$427,010	$10	$-	$427,098	$3
Total other assets	68,866	91,412	3,203	(72,724)	90,757	1,088
Segregated funds net assets	-	399,788	-	-	399,788	-
Insurance contract liabilities	-	392,275	-	-	392,275	-
Investment contract liabilities	-	3,117	-	-	3,117	-
Segregated funds net liabilities	-	399,788	-	-	399,788	-
Total other liabilities	10,536	53,962	-	(904)	63,594	852
(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health.

Manulife Financial Corporation - First Quarter 2022

The following tables present results by reporting segments and by geographical location.
(a)	By Segment

For the three months ended
March 31, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Revenue
Life and health insurance	$5,565	$2,374	$1,542	$-	$40	$9,521
Annuities and pensions	687	103	(809)	-	-	(19)
Net premium income	6,252	2,477	733	-	40	9,502
Net investment income (loss)	(3,532)	(5,138)	(5,918)	(38)	(497)	(15,123)
Other revenue	292	378	(159)	1,624	(144)	1,991
Total revenue	3,012	(2,283)	(5,344)	1,586	(601)	(3,630)
Contract benefits and expenses
Life and health insurance	395	758	(6,095)	-	39	(4,903)
Annuities and pensions	638	(4,849)	(2,508)	(4)	-	(6,723)
Net benefits and claims	1,033	(4,091)	(8,603)	(4)	39	(11,626)
Interest expense	55	63	16	-	109	243
Other expenses	1,243	865	666	1,204	64	4,042
Total contract benefits and expenses	2,331	(3,163)	(7,921)	1,200	212	(7,341)
Income (loss) before income taxes	681	880	2,577	386	(813)	3,711
Income tax recovery (expense)	(85)	(225)	(510)	(61)	72	(809)
Net income (loss)	596	655	2,067	325	(741)	2,902
Less net income (loss) attributed to:
Non-controlling interests	20	-	-	1	-	21
Participating policyholders	(197)	108	-	-	-	(89)
Net income (loss) attributed to shareholders	$773	$547	$2,067	$324	$(741)	$2,970
Total assets	$152,839	$160,106	$268,858	$242,485	$40,830	$865,118

For the three months ended
March 31, 2021	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Revenue
Life and health insurance	$5,413	$2,114	$1,427	$-	$32	$8,986
Annuities and pensions	506	110	6	-	-	622
Net premium income	5,919	2,224	1,433	-	32	9,608
Net investment income (loss)	(596)	(5,152)	(7,724)	(6)	(364)	(13,842)
Other revenue	517	351	299	1,533	(63)	2,637
Total revenue	5,840	(2,577)	(5,992)	1,527	(395)	(1,597)
Contract benefits and expenses
Life and health insurance	2,826	1,686	(5,487)	-	2	(973)
Annuities and pensions	424	(5,201)	(1,272)	12	-	(6,037)
Net benefits and claims	3,250	(3,515)	(6,759)	12	2	(7,010)
Interest expense	61	62	10	-	117	250
Other expenses	1,411	821	673	1,149	237	4,291
Total contract benefits and expenses	4,722	(2,632)	(6,076)	1,161	356	(2,469)
Income (loss) before income taxes	1,118	55	84	366	(751)	872
Income tax recovery (expense)	(178)	17	19	(53)	188	(7)
Net income (loss)	940	72	103	313	(563)	865
Less net income (loss) attributed to:
Non-controlling interests	90	-	-	1	-	91
Participating policyholders	(107)	91	7	-	-	(9)
Net income (loss) attributed to shareholders	$957	$(19)	$96	$312	$(563)	$783
Total assets	$144,419	$160,687	$275,683	$240,800	$37,423	$859,012

Manulife Financial Corporation - First Quarter 2022

(b)	By Geographic Location

For the three months ended
March 31, 2022	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$5,589	$2,295	$1,542	$95	$9,521
Annuities and pensions	687	103	(809)	-	(19)
Net premium income	6,276	2,398	733	95	9,502
Net investment income (loss)	(3,761)	(5,455)	(5,933)	26	(15,123)
Other revenue	578	833	551	29	1,991
Total revenue	$3,093	$(2,224)	$(4,649)	$150	$(3,630)

For the three months ended
March 31, 2021	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$5,437	$2,027	$1,427	$95	$8,986
Annuities and pensions	506	110	6	-	622
Net premium income	5,943	2,137	1,433	95	9,608
Net investment income (loss)	(571)	(5,556)	(7,742)	27	(13,842)
Other revenue	787	841	1,009	-	2,637
Total revenue	$6,159	$(2,578)	$(5,300)	$122	$(1,597)

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds. The carrying value and change in segregated funds net assets are as follows.
Segregated funds net assets
As at	March 31, 2022	December 31, 2021
Investments at market value
Cash and short-term securities	$4,032	$3,955
Debt securities	16,492	18,651
Equities	16,120	16,844
Mutual funds	331,766	354,882
Other investments	4,700	4,613
Accrued investment income	294	2,340
Other assets and liabilities, net	(1,087)	(1,089)
Total segregated funds net assets	$372,317	$400,196
Composition of segregated funds net assets
Held by policyholders	$371,928	$399,788
Held by the Company	389	408
Total segregated funds net assets	$372,317	$400,196

Manulife Financial Corporation - First Quarter 2022

Changes in segregated funds net assets

For the three months ended March 31,	2022	2021
Net policyholder cash flow
Deposits from policyholders	$12,328	$12,395
Net transfers to general fund	(223)	(210)
Payments to policyholders	(13,007)	(13,040)
	(902)	(855)
Investment related
Interest and dividends	1,868	1,718
Net realized and unrealized investment gains (losses)	(24,171)	7,598
	(22,303)	9,316
Other
Management and administration fees	(1,093)	(1,091)
Impact of changes in foreign exchange rates	(3,581)	(3,115)
	(4,674)	(4,206)
Net additions (deductions)	(27,879)	4,255
Segregated funds net assets, beginning of period	400,196	367,809
Segregated funds net assets, end of period	$372,317	$372,064

Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors Update” section of the Company’s First Quarter 2022 Management Discussion and Analysis provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2021 Annual Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2022

Condensed Consolidated Statement of Financial Position

As at March 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$87	$111,737	$297,951	$(374)	$409,401
Investments in unconsolidated subsidiaries	69,423	8,781	20,792	(98,996)	-
Reinsurance assets	-	60,786	10,736	(27,132)	44,390
Other assets	253	12,728	48,159	(21,741)	39,399
Segregated funds net assets	-	187,345	186,503	(1,920)	371,928
Total assets	$69,763	$381,377	$564,141	$(150,163)	$865,118
Liabilities and equity
Insurance contract liabilities	$-	$155,576	$241,122	$(27,809)	$368,889
Investment contract liabilities	-	1,255	1,841	(1)	3,095
Other liabilities	2,828	19,040	51,282	(21,487)	51,663
Long-term debt	5,744	-	-	-	5,744
Capital instruments	4,734	569	1,647	-	6,950
Segregated funds net liabilities	-	187,345	186,503	(1,920)	371,928
Shareholders' and other equity holders' equity	56,457	17,592	81,354	(98,946)	56,457
Participating policyholders' equity	-	-	(1,322)	-	(1,322)
Non-controlling interests	-	-	1,714	-	1,714
Total liabilities and equity	$69,763	$381,377	$564,141	$(150,163)	$865,118

Condensed Consolidated Statement of Financial Position

As at December 31, 2021	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$78	$116,705	$310,679	$(364)	$427,098
Investments in unconsolidated subsidiaries	68,655	9,107	20,788	(98,550)	-
Reinsurance assets	-	63,838	11,309	(30,568)	44,579
Other assets	211	18,085	49,956	(22,074)	46,178
Segregated funds net assets	-	204,493	197,220	(1,925)	399,788
Total assets	$68,944	$412,228	$589,952	$(153,481)	$917,643
Liabilities and equity
Insurance contract liabilities	$-	$166,535	$257,044	$(31,304)	$392,275
Investment contract liabilities	-	1,227	1,890	-	3,117
Other liabilities	899	21,806	50,836	(21,809)	51,732
Long-term debt	4,882	-	-	-	4,882
Capital instruments	4,755	579	1,646	-	6,980
Segregated funds net liabilities	-	204,493	197,220	(1,925)	399,788
Shareholders' and other equity holders' equity	58,408	17,588	80,855	(98,443)	58,408
Participating policyholders' equity	-	-	(1,233)	-	(1,233)
Non-controlling interests	-	-	1,694	-	1,694
Total liabilities and equity	$68,944	$412,228	$589,952	$(153,481)	$917,643

Manulife Financial Corporation - First Quarter 2022

Condensed Consolidated Statement of Income

For the three months ended
March 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,971	$7,529	$2	$9,502
Net investment income (loss)	(12)	(4,290)	(10,808)	(13)	(15,123)
Other revenue	9	(595)	1,697	880	1,991
Total revenue	(3)	(2,914)	(1,582)	869	(3,630)
Contract benefits and expenses
Net benefits and claims	-	(4,470)	(6,883)	(273)	(11,626)
Commissions, investment and general expenses	8	783	3,456	(311)	3,936
Other expenses	90	60	(1,254)	1,453	349
Total contract benefits and expenses	98	(3,627)	(4,681)	869	(7,341)
Income (loss) before income taxes	(101)	713	3,099	-	3,711
Income tax (expense) recovery	31	(133)	(707)	-	(809)
Income (loss) after income taxes	(70)	580	2,392	-	2,902
Equity in net income (loss) of unconsolidated subsidiaries	3,040	368	948	(4,356)	-
Net income (loss)	$2,970	$948	$3,340	$(4,356)	$2,902
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$21	$-	$21
Participating policyholders	-	-	(89)	-	(89)
Shareholders and other equity holders	2,970	948	3,408	(4,356)	2,970
	$2,970	$948	$3,340	$(4,356)	$2,902

Condensed Consolidated Statement of Income
For the three months ended
March 31, 2021	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,078	$8,526	$4	$9,608
Net investment income (loss)	(29)	(6,733)	(7,069)	(11)	(13,842)
Other revenue	29	290	316	2,002	2,637
Total revenue	-	(5,365)	1,773	1,995	(1,597)
Contract benefits and expenses
Net benefits and claims	-	(5,562)	(3,827)	2,379	(7,010)
Commissions, investment and general expenses	6	896	3,633	(346)	4,189
Other expenses	107	44	239	(38)	352
Total contract benefits and expenses	113	(4,622)	45	1,995	(2,469)
Income (loss) before income taxes	(113)	(743)	1,728	-	872
Income tax (expense) recovery	30	184	(221)	-	(7)
Income (loss) after income taxes	(83)	(559)	1,507	-	865
Equity in net income (loss) of unconsolidated subsidiaries	866	380	(179)	(1,067)	-
Net income (loss)	$783	$(179)	$1,328	$(1,067)	$865
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$91	$-	$91
Participating policyholders	-	-	(9)	-	(9)
Shareholders and other equity holders	783	(179)	1,246	(1,067)	783
	$783	$(179)	$1,328	$(1,067)	$865

Manulife Financial Corporation - First Quarter 2022

Consolidated Statement of Cash Flows
For the three months ended March 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,970	$948	$3,340	$(4,356)	$2,902
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,040)	(368)	(948)	4,356	-
Increase (decrease) in insurance contract liabilities	-	(6,972)	(9,108)	-	(16,080)
Increase (decrease) in investment contract liabilities	-	-	(14)	-	(14)
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	3,015	(2,782)	-	233
Amortization of (premium) discount on invested assets	-	12	22	-	34
Other amortization	2	30	101	-	133
Net realized and unrealized (gains) losses and impairment on assets	11	5,490	14,230	-	19,731
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	-	(1,065)	-	-	(1,065)
Deferred income tax expense (recovery)	(31)	206	358	-	533
Stock option expense	-	(2)	4	-	2
Cash provided by (used in) operating activities before undernoted items	(88)	1,294	5,203	-	6,409
Dividends from unconsolidated subsidiary	-	96	-	(96)	-
Cash decrease due to U.S. variable annuity reinsurance transaction	-	(1,263)	-	-	(1,263)
Changes in policy related and operating receivables and payables	(38)	1,015	(3,598)	-	(2,621)
Cash provided by (used in) operating activities	(126)	1,142	1,605	(96)	2,525
Investing activities
Purchases and mortgage advances	-	(9,337)	(24,484)	-	(33,821)
Disposals and repayments	-	7,409	22,909	-	30,318
Changes in investment broker net receivables and payables	-	154	361	-	515
Investment in common shares of subsidiaries	(962)	-	-	962	-
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	-	-	-	-
Notes receivable from parent	-	-	(1,895)	1,895	-
Notes receivable from subsidiaries	31	(6)	-	(25)	-
Cash provided by (used in) investing activities	(931)	(1,780)	(3,109)	2,832	(2,988)
Financing activities
Issue of long-term debt, net	946	-	-	-	946
Secured borrowings	-	-	291	-	291
Change in repurchase agreements and securities sold but not yet purchased	-	-	(78)	-	(78)
Changes in deposits from Bank clients, net	-	-	1,005	-	1,005
Lease payments	-	(2)	(31)	-	(33)
Shareholders' dividends and other equity distributions	(697)	-	-	-	(697)
Common shares repurchased	(377)	-	-	-	(377)
Common shares issued, net	11	-	962	(962)	11
Preferred shares redeemed, net	(711)	-	-	-	(711)
Contributions from (distributions to) non-controlling interests, net	-	-	3	-	3
Dividends paid to parent	-	-	(96)	96	-
Notes payable to parent	-	-	(25)	25	-
Notes payable to subsidiaries	1,895	-	-	(1,895)	-
Cash provided by (used in) financing activities	1,067	(2)	2,031	(2,736)	360
Cash and short-term securities
Increase (decrease) during the period	10	(640)	527	-	(103)
Effect of foreign exchange rate changes on cash and short-term securities	(1)	(47)	(207)	-	(255)
Balance, beginning of period	78	3,565	18,287	-	21,930
Balance, end of period	87	2,878	18,607	-	21,572
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	78	4,087	18,429	-	22,594
Net payments in transit, included in other liabilities	-	(522)	(142)	-	(664)
Net cash and short-term securities, beginning of period	78	3,565	18,287	-	21,930
End of period
Gross cash and short-term securities	87	3,270	18,712	-	22,069
Net payments in transit, included in other liabilities	-	(392)	(105)	-	(497)
Net cash and short-term securities, end of period	$87	$2,878	$18,607	$-	$21,572
Supplemental disclosures on cash flow information:
Interest received	$13	$924	$1,820	$(45)	$2,712
Interest paid	124	23	110	(45)	212
Income taxes paid (refund)	-	(29)	564	-	535

Manulife Financial Corporation - First Quarter 2022

Consolidated Statement of Cash Flows

For the three months ended March 31, 2021	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$783	$(179)	$1,328	$(1,067)	$865
Adjustments:
Equity in net income of unconsolidated subsidiaries	(866)	(380)	179	1,067	-
Increase (decrease) in insurance contract liabilities	-	(7,494)	(5,531)	-	(13,025)
Increase (decrease) in investment contract liabilities	-	12	(10)	-	2
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	1,865	(1,707)	-	158
Amortization of (premium) discount on invested assets	-	4	30	-	34
Other amortization	2	31	99	-	132
Net realized and unrealized (gains) losses and impairment on assets	28	7,897	10,388	-	18,313
Deferred income tax expense (recovery)	(30)	(123)	(353)	-	(506)
Stock option expense	-	(1)	5	-	4
Cash provided by (used in) operating activities before undernoted items	(83)	1,632	4,428	-	5,977
Dividends from unconsolidated subsidiary	-	93	-	(93)	-
Changes in policy related and operating receivables and payables	(5)	(2,518)	437	-	(2,086)
Cash provided by (used in) operating activities	(88)	(793)	4,865	(93)	3,891
Investing activities
Purchases and mortgage advances	-	(9,038)	(24,193)	-	(33,231)
Disposals and repayments	-	7,616	16,482	-	24,098
Changes in investment broker net receivables and payables	-	(108)	346	-	238
Investment in common shares of subsidiaries	(4,000)	-	-	4,000	-
Net cash flows from acquisition and disposal of subsidiaries and businesses	-	-	(4)	-	(4)
Notes receivable from parent	-	-	(764)	764	-
Notes receivable from subsidiaries	(101)	-	-	101	-
Cash provided by (used in) investing activities	(4,101)	(1,530)	(8,133)	4,865	(8,899)
Financing activities
Redemption of capital instruments	-	-	(350)	-	(350)
Secured borrowings	-	-	73	-	73
Change in repurchase agreements and securities sold but not yet purchased	-	1,099	51	-	1,150
Changes in deposits from Bank clients, net	-	-	(846)	-	(846)
Lease payments	-	(2)	(30)	-	(32)
Shareholders' dividends paid in cash	(587)	-	-	-	(587)
Common shares issued, net	38	-	4,000	(4,000)	38
Other equity issued, net	1,982	-	-	-	1,982
Preferred shares issued, net	2,000	-	(2,000)	-	-
Contributions from (distributions to) non-controlling interests, net	-	-	5	-	5
Dividends paid to parent	-	-	(93)	93	-
Notes payable to parent	-	-	101	(101)	-
Notes payable to subsidiaries	764	-	-	(764)	-
Cash provided by (used in) financing activities	4,197	1,097	911	(4,772)	1,433
Cash and short-term securities
Increase (decrease) during the period	8	(1,226)	(2,357)	-	(3,575)
Effect of foreign exchange rate changes on cash and short- term securities	(1)	(58)	(269)	-	(328)
Balance, beginning of period	47	4,907	20,629	-	25,583
Balance, end of period	54	3,623	18,003	-	21,680
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	47	5,213	20,907	-	26,167
Net payments in transit, included in other liabilities	-	(306)	(278)	-	(584)
Net cash and short-term securities, beginning of period	47	4,907	20,629	-	25,583
End of period
Gross cash and short-term securities	54	4,072	18,317	-	22,443
Net payments in transit, included in other liabilities	-	(449)	(314)	-	(763)
Net cash and short-term securities, end of period	$54	$3,623	$18,003	$-	$21,680
Supplemental disclosures on cash flow information:
Interest received	$9	$1,047	$1,738	$(45)	$2,749
Interest paid	120	5	109	(45)	189
Income taxes paid (refund)	-	(84)	136	-	52
Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Manulife Financial Corporation - First Quarter 2022

SHAREHOLDER INFORMATION

 MANULIFE FINANCIAL CORPORATION
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Online: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our website at www.manulife.com
 Email: InvestRel@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries, please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS
 Canada
 TSX Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 Email: manulifeinquiries@tmx.com
 Online: www.tsxtrust.com
 TSX Trust Company offices are also
 located in Toronto, Calgary, Montreal and
 Vancouver.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY  11219
 United States
 Toll Free: 1 800 249-7702
 Collect: 416 682-3864
 Email: manulifeinquiries@tmx.com
 Online: www.tsxtrust.com

 Hong Kong
 Tricor Investor Services Limited
 Level 54, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricoris.com

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 5318-8567
 Email: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com/stocktransfer

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

The following Manulife documents are available online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· 2021 Environmental, Social and
        Governance Report

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2022, Manulife had total capital of C$63.9 billion, including C$56.5 billion of total shareholders’ and other equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry.

Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch	AA-	(4th of 21 ratings)
DBRS Morningstar	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)
Rating agencies include AM Best Company (“AM Best”), DBRS Limited and affiliated entities (“DBRS Morningstar”), Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and S&P Global Ratings (“S&P”).

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at March 31, 2022, there were 1,929 million common shares outstanding.
January 1 – March 31, 2022	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$28.09	$22.19	$169.70	P 1,110
Low	$24.41	$19.14	$146.50	P 920
Close	$26.66	$21.35	$167.00	P 1,050
Average Daily Volume (000)	13,402	4,447	28	0.1

Manulife Financial Corporation - First Quarter 2022

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· Notice of Annual Meeting
· Shareholder Reports

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Manulife Financial Corporation - First Quarter 2022